UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May, 2024

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

1

ULTRAPAR HOLDINGS INC.

ITEM

1.	Individual and Consolidated Interim Financial Information as of and for the Quarter Ended March 31, 2024 and Report on Review of Interim Financial Information
2.	1Q24 Earning Release
3.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on May 8, 2024

2

Interim Financial Information

INTERIM
FINANCIAL INFORMATION
March 31, 2024

Ultrapar Participações S.A

Ipiranga

3

Ultrapar Participações S.A. and Subsidiaries

4

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Report on Review of Interim Financial Information
for the Quarter Ended
March 31, 2024

Deloitte Touche Tohmatsu Auditores Independentes Ltda.

5

Deloitte Touche Tohmatsu Av. Dr. Chucri Zaidan, 1.240 - 4[o] ao 12[o] pisos - Golden Tower 04711-130 - São Paulo - SP Brasil Tel.: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Ultrapar Participações S.A.

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (“Company”), identified as Parent and Consolidated, included in the Interim Financial Information Form (ITR), for the quarter ended March 31, 2024, which comprises the statements of financial position as at March 31, 2024 and the related statements of income, of comprehensive income, of changes in equity and of cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for the preparation of this individual and consolidated interim financial information in accordance with technical pronouncement CPC 21(R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information has not been prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 applicable to the preparation of ITR and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

6

Other matters

Statements of value added

The interim financial information referred to above includes the individual and consolidated statements of value added (DVA) for the three-month period ended March 31, 2024, prepared under the responsibility of the Company’s Management, and presented as supplemental information for international standard IAS 34 purposes. These statements were subject to the review procedures performed together with the review of the ITR to reach a conclusion on whether they are reconciled with the interim financial information and the accounting records, as applicable, and if their form and content are consistent with the criteria set forth in technical pronouncement CPC 09 (R1) - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria defined in such standard and consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, May 8, 2024

DELOITTE TOUCHE TOHMATSU	Daniel Corrêa de Sá
Auditores Independentes Ltda.	Engagement Partner

7

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position
As of March 31, 2024 and December 31, 2023
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Assets
Current assets
Cash and cash equivalents	4.a	308,528	412,840	3,747,552	5,925,688
Financial investments, derivative financial instruments and other financial assets	4.b	‐	‐	309,460	292,934
Trade receivables	5.a	‐	‐	3,704,187	3,921,790
Reseller financing	5.b	‐	‐	502,702	504,862
Trade receivables - sale of subsidiaries	5.c	214,284	208,487	963,714	924,364
Inventories	6	‐	‐	4,371,941	4,291,431
Recoverable taxes	7.a	1,049	1,050	1,524,461	1,462,269
Recoverable income and social contribution taxes	7.b	21,338	25,006	163,725	171,051
Dividends receivable	-	1,346	414,973	2,722	3,572
Other receivables	-	126,497	105,229	320,576	263,806
Prepaid expenses	-	6,847	4,617	184,704	99,922
Contractual assets with customers - exclusivity rights	10	‐	‐	779,153	787,206
Total current assets		679,889	1,172,202	16,574,897	18,648,895

Non-current assets
Financial investments, derivative financial instruments and other financial assets	4.b	‐	295,637	2,550,001	951,941
Trade receivables	5.a	‐	‐	16,812	13,216
Reseller financing	5.b	‐	‐	582,391	550,641
Related parties	8.a	6,877	6,677	40,680	31,892
Deferred income and social contribution taxes	9.a	167,180	164,267	1,155,497	1,255,134
Recoverable taxes	7.a	75	75	2,307,597	2,741,370
Recoverable income and social contribution taxes	7.b	393	8,065	240,522	225,354
Escrow deposits	18.a	18	18	1,034,944	1,032,717
Indemnification asset - business combination	18.c	‐	‐	126,489	124,927
Other receivables and other assets	-	-	-	138,972	155,818
Prepaid expenses	-	13,333	13,752	53,407	73,387
Contractual assets with customers - exclusivity rights	10	‐	‐	1,436,748	1,475,302

Investments in subsidiaries, joint ventures and associates	11	13,058,205	12,322,055	316,185	318,356
Right-of-use assets, net	12	7,148	7,527	1,671,590	1,711,526
Property, plant and equipment, net	13	73,295	5,791	6,494,638	6,387,581
Intangible assets, net	14	270,442	270,658	1,872,083	2,553,917
Total non-current assets		13,596,966	13,094,522	20,038,556	19,603,079
Total assets		14,276,855	14,266,724	36,613,453	38,251,974

 The accompanying notes are an integral part of the interim financial information.

8

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position
As of March 31, 2024 and December 31, 2023
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Liabilities
Current liabilities
Trade payables	16.a	32,176	26,772	3,077,758	4,682,671
Trade payables - reverse factoring	16.b	‐	‐	1,304,089	1,039,366
Loans, financing and derivative financial instruments	15	‐	‐	2,830,914	1,075,672
Debentures	15	‐	‐	942,281	917,582
Salaries and related charges	-	32,225	51,148	348,877	494,771
Taxes payable	-	732	1,457	164,256	168,730
Dividends payable	-	10,910	314,418	31,135	334,641
Income and social contribution taxes payable	-	2,823	‐	86,759	551,792
Post-employment benefits	17.b	‐	‐	23,674	23,612
Provision for decarbonization credit	14.b	‐	‐	‐	741,982
Provisions for tax, civil and labor risks	18.a	907	907	64,371	45,828
Leases payable	12.b	2,428	2,389	314,134	311,426
Financial liabilities of customers	-	‐	‐	148,056	157,615
Other payables	-	7,415	5,260	545,051	683,970
Total current liabilities		89,616	402,351	9,881,355	11,229,658

Non-current liabilities
Loans, financing and derivative financial instruments	15	‐	‐	5,002,053	5,585,372
Debentures	15	‐	‐	4,182,547	4,189,391
Related parties	8.a	2,875	2,875	3,318	3,118
Deferred income and social contribution taxes	9.a	‐	‐	25,698	206
Post-employment benefits	17.b	1,582	1,506	246,816	241,211
Provisions for tax, civil and labor risks	18.a; 18.c	185,460	188,757	1,241,152	1,258,302
Leases payable	12.b	5,763	6,197	1,157,960	1,212,508
Financial liabilities of customers	-	‐	‐	129,502	151,319
Subscription warrants - indemnification	19	88,118	87,299	88,118	87,299
Provision for unsecured liabilities of subsidiaries, joint ventures and associates	11	55,952	55,712	279	256
Other payables	‐	19,265	15,532	278,871	263,508
Total non-current liabilities		359,015	357,878	12,356,314	12,992,490

Equity
Share capital	20.a	6,621,752	6,621,752	6,621,752	6,621,752
Equity instrument granted	20.b	85,862	75,925	85,862	75,925
Capital reserve	20.d	603,463	597,828	603,463	597,828
Treasury shares	20.c	(470,030)	(470,510)	(470,030)	(470,510)
Revaluation reserve of subsidiaries	20.d	3,758	3,802	3,758	3,802
Profit reserves	20.e	6,389,559	6,389,559	6,389,559	6,389,559
Retained earnings	-	431,528	‐	431,528	‐
Accumulated other comprehensive income	20.f	162,332	154,108	162,332	154,108
Additional dividends to the minimum mandatory dividends	‐	‐	134,031	‐	134,031
Equity attributable to:	‐
Shareholders of Ultrapar	‐	13,828,224	13,506,495	13,828,224	13,506,495
Non-controlling interests in subsidiaries	‐	‐	‐	547,560	523,331
Total equity	‐	13,828,224	13,506,495	14,375,784	14,029,826
Total liabilities and equity	‐	14,276,855	14,266,724	36,613,453	38,251,974
9

Ultrapar Participações S.A. and Subsidiaries
Statements of income
For the periods ended March 31, 2024 and 2023
(In thousands of Brazilian Reais, except earnings per thousand shares)

		Parent		Consolidated
	Note	03/31/2024	03/31/2023	03/31/2024	03/31/2023
Net revenue from sales and services	21	‐	‐	30,395,902	30,551,753
Cost of products and services sold	22	‐	‐	(28,334,690)	(28,839,034)

Gross profit		‐	‐	2,061,212	1,712,719

Operating income (expenses)
Selling and marketing	22	‐	‐	(569,000)	(510,968)
General and administrative	22	(12,588)	(6,087)	(440,800)	(453,927)
Results from disposal of property, plant and equipment and intangible assets		41	‐	36,808	52,777
Other operating income (expenses), net	22	35,218	(172)	(137,787)	(133,210)

Operating income (loss) before financial result and share of profit (loss) of subsidiaries, joint ventures and associates and income and social contribution taxes		22,671	(6,259)	950,433	667,391
Share of profit (loss) of subsidiaries, joint ventures and associates	11	415,378	287,229	(3,084)	10,448
Income before financial result and income and social contribution taxes		438,049	280,970	947,349	677,839

Financial income	23	19,746	35,092	160,195	190,447
Financial expenses	23	(18,642)	(51,711)	(442,964)	(502,041)
Financial result, net	23	1,104	(16,619)	(282,769)	(311,594)
Income before income and social contribution taxes		439,153	264,351	664,580	366,245

Income and social contribution taxes
Current	9.b; 9.c	(10,592)	(9,796)	(87,864)	(139,676)
Deferred	9.b	2,913	7,510	(121,270)	47,256
		(7,679)	(2,286)	(209,134)	(92,420)

Net income for the period		431,474	262,065	455,446	273,825
Income attributable to:
Shareholders of Ultrapar		431,474	262,065	431,474	262,065
Non-controlling interests in subsidiaries	11	‐	‐	23,972	11,760

Total earnings per share (based on the weighted average number of shares outstanding) – R$
Basic	24	0.3926	0.2393	0.3926	0.2393
Diluted	24	0.3881	0.2372	0.3881	0.2372

The accompanying notes are an integral part of the interim financial information.

10

Ultrapar Participações S.A. and Subsidiaries
Statements of comprehensive income
For the periods ended March 31, 2024 and 2023
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2024	03/31/2023	03/31/2024	03/31/2023
Net income for the period, attributable to shareholders of Ultrapar		431,474	262,065	431,474	262,065
Net income for the period, attributable to non-controlling interests in subsidiaries		‐	‐	23,972	11,760
Net income for the period		431,474	262,065	455,446	273,825

Items that will be subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, joint ventures and associates, net of income and social contribution taxes	20.f.1	8,224	(6,525)	8,224	(6,525)
Total comprehensive income for the period		439,698	255,540	463,670	267,300
Total comprehensive income for the period attributable to shareholders of Ultrapar		439,698	255,540	439,698	255,540
Total comprehensive income for the period attributable to non-controlling interests in subsidiaries		‐	‐	23,972	11,760

The accompanying notes are an integral part of the interim financial information.

11

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
For the periods ended March 31, 2024 and 2023
(In thousands of Brazilian Reais, except dividends per share)

							Profit reserves					Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of Ultrapar	Non-controlling interests (i)	Total equity
Balance as of December 31, 2023		6,621,752	75,925	597,828	(470,510)	3,802	121,990	6,267,569	154,108	‐	134,031	13,506,495	523,331	14,029,826
Net income for the period		‐	‐	‐	‐	‐	‐	‐	‐	431,474	‐	431,474	23,972	455,446
Other comprehensive income		‐	‐	‐	‐	‐	‐	‐	8,224	‐	‐	8,224	‐	8,224
Total comprehensive income for the period		‐	‐	‐	‐	‐	‐	‐	8,224	431,474	‐	439,698	23,972	463,670

Issuance of shares related to the subscription warrants - indemnification		‐	‐	5,631	‐	‐	‐	‐	‐	‐	‐	5,631	‐	5,631
Equity instrument granted	8.c; 20.a; 20.b	‐	9,937	4	480	‐	‐	‐	‐	‐	‐	10,421	‐	10,421
Realization of revaluation reserve of subsidiaries		‐	‐	‐	‐	(44)	‐	‐	‐	54	‐	10	‐	10
Shareholder transaction - changes of ownership interest		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	257	257
Approval of additional dividends by the Ordinary General Shareholders’ Meeting	20.e	‐	‐	‐	‐	‐	‐	‐	‐	‐	(134,031)	(134,031)	‐	(134,031)
Balance as of March 31, 2024		6,621,752	85,862	603,463	(470,030)	3,758	121,990	6,267,569	162,332	431,528	‐	13,828,224	547,560	14,375,784

12

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
For the periods ended March 31, 2024 and 2023
(In thousands of Brazilian Reais, except dividends per share)

							Profit reserves					Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of Ultrapar	Non-controlling interests (i)	Total equity
Balance as of December 31, 2022		5,171,752	43,987	599,461	(479,674)	3,975	882,575	5,228,561	179,974	‐	78,130	11,708,741	466,227	12,174,968
Net income for the period	-	‐	‐	‐	‐	‐	‐	‐	‐	262,065	‐	262,065	11,760	273,825
Other comprehensive income	-	‐	‐	‐	‐	‐	‐	‐	(6,525)	‐	‐	(6,525)	‐	(6,525)
Total comprehensive income for the period		‐	‐	‐	‐	‐	‐	‐	(6,525)	262,065	‐	255,540	11,760	267,300

Issuance of shares related to the subscription warrants - indemnification	-	‐	‐	758	‐	‐	‐	‐	‐	‐	‐	758	‐	758
Equity instrument granted	8.c; 20.a; 20.b	‐	5,092	‐	‐	‐	‐	‐	‐	‐	‐	5,092	‐	5,092
Realization of revaluation reserve of subsidiaries	-	‐	‐	‐	‐	(44)	‐	‐	‐	(95)	‐	(139)	‐	(139)
Shareholder transaction - changes of ownership interest	-	‐	‐	‐	‐	‐	2	‐	‐	‐	‐	2	‐	2
Loss due to change in ownership interest	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(112)	(112)
Dividends attributable to non-controlling interests	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(192)	(192)
Approval of additional dividends by the Ordinary General Shareholders’ Meeting	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	(78,130)	(78,130)	‐	(78,130)
Balance as of March 31, 2023		5,171,752	49,079	600,219	(479,674)	3,931	882,577	5,228,561	173,449	261,970	‐	11,891,864	477,683	12,369,547

(i)	Are substantially represented by non-controlling shareholders of Iconic.

The accompanying notes are an integral part of the interim financial information.

13

Ultrapar Participações S.A. and Subsidiaries
Statements of cash flows - indirect method
For the periods ended March 31, 2024 and 2023
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2024	03/31/2023	03/31/2024	03/31/2023
Cash flows from operating activities
Net income from continuing operations		431,474	262,065	455,446	273,825
Adjustments to reconcile net income to cash provided (consumed) by operating activities
Share of profit (loss) of subsidiaries, joint ventures and associates	11	(415,378)	(287,229)	3,084	(10,448)
Amortization of contractual assets with customers - exclusivity rights	10	‐	‐	132,658	132,138
Amortization of right-of-use assets	12	604	588	71,071	75,290
Depreciation and amortization	13; 14	3,122	2,291	208,704	196,119
Interest and foreign exchange rate variations		9,088	42,775	393,003	337,694
Current and deferred income and social contribution taxes	9.b	7,678	2,286	209,134	92,420
Gain (loss) on disposal or write-off of property, plant and equipment, intangible assets and other assets		(35,280)	‐	(72,047)	(52,777)
Equity instrument granted		4,973	1,261	10,421	5,092
Provision for decarbonization - CBIO	22	‐	‐	182,942	152,815
Other provisions and adjustments		(3,214)	11,858	51,036	89,813
		3,067	35,895	1,645,452	1,291,981
(Increase) decrease in assets
Trade receivables and reseller financing	5	‐	‐	177,476	403,105
Inventories	6	‐	‐	(77,210)	1,130,592
Recoverable taxes	7	3,571	(15,223)	(86,283)	(187,308)
Dividends received from subsidiaries, associates and joint ventures		413,627	906,402	850	377
Other assets		(3,950)	27,783	(137,681)	4,030

Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	16	5,404	(18,780)	(1,340,189)	(2,764,262)
Salaries and related charges	-	(18,923)	(27,156)	(145,894)	(131,184)
Taxes payable	-	(725)	(584)	(4,474)	7,708
Other liabilities		12,338	4,911	(41,501)	(128,476)
Acquisition of CBIO	14	‐	‐	(338,067)	(167,527)
Payments of contractual assets with customers - exclusivity rights	10	‐	‐	(91,948)	(132,442)
Payment of contingencies	-	‐	‐	(30,896)	(6,171)
Income and social contribution taxes paid		‐	‐	(102,872)	(31,675)
Net cash provided (consumed) by operating activities		414,409	913,248	(573,237)	(711,252)

Cash flows from investing activities
Financial investments, net of redemptions	4.b	145,344	‐	(1,546,977)	302,552
Acquisition of property, plant and equipment and intangible assets	13; 14	(70,409)	(9,352)	(326,198)	(221,017)
Cash provided by disposal of investments and property, plant and equipment		10,313	‐	89,371	149,609
Capital decrease in subsidiaries, associates and joint ventures	11	‐	572,004	‐	‐
Net cash consumed by subsidiaries' acquisition		(173,298)	‐	‐	(47,456)
Investment purchase and sale transactions and other assets		‐	‐	‐	(38,143)
Net cash provided (consumed) by investing activities		(88,050)	562,652	(1,783,804)	145,545

14

Ultrapar Participações S.A. and Subsidiaries
Statements of cash flows - indirect method
For the periods ended March 31, 2024 and 2023
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2024	03/31/2023	03/31/2024	03/31/2023
Cash flows from financing activities
Loans, financing and debentures
Proceeds	15	‐	‐	1,348,933	1,708,600
Repayments	15	‐	(1,725,000)	(136,596)	(1,851,741)
Interest and derivatives paid	15	7,838	(118,181)	(426,611)	(292,319)
Payments of lease
Principal	12.b	(523)	(727)	(71,902)	(82,089)
Interest paid	12.b	(247)	-	(48,423)	(2,000)
Dividends paid		(437,539)	(108,615)	(437,525)	(108,714)
Proceeds from financial liabilities of customers		‐	‐	‐	6,782
Payments of financial liabilities of customers		‐	‐	(40,575)	(47,417)
Capital decrease		‐	‐	‐	(26)
Related parties		(200)	(4,576)	(8,396)	411
Net cash consumed by financing activities		(430,671)	(1,957,099)	178,905	(668,513)
Effect of exchange rate changes on cash and cash equivalents in foreign currency		‐	‐	-	(25,735)
Decrease in cash and cash equivalents		(104,312)	(481,199)	(2,178,136)	(1,259,955)
Cash and cash equivalents at the beginning of the period	4.a	412,840	605,461	5,925,688	5,621,769
Cash and cash equivalents at the end of the period	4.a	308,528	124,262	3,747,552	4,361,814
Non-cash transactions:
Addition on right-of-use assets and leases payable		‐	‐	68,326	134,825
Addition on contractual assets with customers - exclusivity rights		‐	‐	16,194	49,821
Transfer between trade receivables and property, plant and equipment		‐	‐	4,355	‐
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition		‐	‐	5,460	411
Acquisition of property, plant and equipment and intangible assets without cash effect		‐	‐	9,046	8,514

The accompanying notes are an integral part of the interim financial information.

15

Ultrapar Participações S.A. and Subsidiaries

Statements of value added
For the periods ended March 31, 2024 and 2023

		Parent		Consolidated
	Note	03/31/2024	03/31/2023	03/31/2024	03/31/2023
Revenues
Gross revenue from sales and services, except rents and royalties		‐	‐	31,629,465	31,359,944
Rebates, discounts and returns		‐	‐	(249,380)	(232,384)
Allowance for expected credit losses	5	‐	‐	(14,680)	12,327
Amortization of contractual assets with customers - exclusivity rights	10	‐	‐	(132,658)	(132,138)
Gain (loss) on disposal of assets and other operating income (expenses), net		35,260	(172)	(95,600)	(80,433)
		35,260	(172)	31,137,147	30,927,316
Materials purchased from third parties
Raw materials used		‐	‐	(644,337)	(358,458)
Cost of products and services sold		‐	‐	(27,788,438)	(28,534,673)
Materials, energy, third-party services and others		48,556	48,238	(325,076)	(353,584)
Provision for assets losses		‐	‐	-	7,537
		48,556	48,238	(28,757,851)	(29,239,178)
Gross value added		83,816	48,066	2,379,296	1,688,138
Retentions
Depreciation and amortization of intangible assets and right-of-use assets	12.a; 13; 14	(3,726)	(2,879)	(279,775)	(271,409)
Net value added produced by the Company		80,090	45,187	2,099,521	1,416,729
Value added received in transfer
Share of profit (loss) of subsidiaries, joint ventures and associates	11	415,378	287,229	(3,084)	10,448
Rents and royalties		‐	‐	78,826	76,995
Financial income	23	19,746	35,092	160,195	190,447
		435,124	322,321	235,937	277,890
Total value added available for distribution		515,214	367,508	2,335,458	1,694,619
Distribution of value added
Personnel and related charges
Salaries and wages		39,334	35,729	359,182	330,697
Benefits		5,787	6,067	110,577	99,512
Government Severance Indemnity Fund for Employees (FGTS)		1,696	2,357	26,998	23,754
Others		3,972	925	29,907	21,075
		50,789	45,078	526,664	475,038
Taxes, fees, and contributions
Federal		12,978	11,325	726,119	341,607
State		‐	-	132,058	89,825
Municipal		47	6	42,119	34,704
		13,025	11,331	900,296	466,136
Financial expenses and rents
Interest, effect of exchange rate changes and financial instruments		476	45,534	385,750	389,351
Rents		1,979	979	22,851	33,041
Others		17,471	2,521	44,451	57,228
		19,926	49,034	453,052	479,620
Remuneration of own capital
Dividends		‐	‐	‐	192
Retained earnings		431,474	262,065	455,446	273,633
		431,474	262,065	455,446	273,825
Value added distributed		515,214	367,508	2,335,458	1,694,619

The accompanying notes are an integral part of the interim financial information.

16

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024
1. Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luís Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates on liquefied petroleum gas – LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga” or “IPP”) and storage services for liquid bulk (“Ultracargo”). The information on segments is disclosed in Note 25.a.

This interim financial information was authorized for issuance by the Board of Directors on May 8, 2024.

a. Principles of consolidation and interest in subsidiaries

a.1 Principles of consolidation

In the preparation of the consolidated interim financial information the investments of one company in another, balances of asset and liability accounts, revenues transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the Company obtains direct or indirect control over an entity and ceases when the company loses control. Income and expenses of a subsidiary acquired are included in the consolidated statements of income and of comprehensive income from the date the Company gains the control. Income and expenses of a subsidiary, in which the Company loses control, are included in the consolidated statements of income and of  comprehensive income until the date the Company loses control.

When necessary, adjustments are made to the financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

17

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

a.2. Interest in subsidiaries

The consolidated interim financial information includes the following direct and indirect subsidiaries:

			% interest in the share capital
			03/31/2024		12/31/2023
			Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect
Ultrapar Mobilidade Ltda.(4)	Brazil	Ipiranga	100	-	100	-
Serra Diesel Transportador Revendedor Retalhista Ltda.(8)	Brazil	Ipiranga	-	60	-	60
Centro de Conveniências Millennium Ltda. and subsidiaries(9)	Brazil	Ipiranga	-	100	-	100
Ipiranga Produtos de Petróleo S.A.(12)	Brazil	Ipiranga	-	100	100	-
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Glazed Brasil S.A.(15)	Brazil	Ipiranga	-	100	-	-
Icorban - Correspondente Bancário Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading Limited	British Virgin Islands	Ipiranga	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100
Irupé Biocombustíveis Ltda.(10)	Brazil	Ipiranga	-	100	-	-
Ipiranga Trading Noth America LLC.(14)	United States	Ipiranga	-	100	-	-
Ipiranga Trading Middle East DMCC(14)	Dubai	Ipiranga	-	100	-	-
Ipiranga Trading Europe S.A. (14)	Switzerland	Ipiranga	-	100	-	-
Eaí Clube Automobilista S.A.(13)	Brazil	Ipiranga	-	100	100	-
Abastece Aí Participações S.A.(6)	Brazil	Ipiranga	-	100	-	-
Abastece Aí Clube Automobilista Instituição de Pagamento Ltda.(5)	Brazil	Ipiranga	-	100	-	100
Ultragaz Participações Ltda.	Brazil	Ultragaz	100	-	100	-
Ultragaz Energia Ltda. and subsidiaries	Brazil	Ultragaz	-	100	-	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	-	99	-	99
Nova Paraná Distribuidora de Gás Ltda.(1)	Brazil	Ultragaz	-	100	-	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	-	57	-	57
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
NEOgás do Brasil Gas Natural Comprimido S.A.(3)	Brazil	Ultragaz	-	100	-	100
UVC Investimentos Ltda.	Brazil	Others	100	-	100	-
Ultrapar Logística Ltda.(11)	Brazil	Ultracargo	100	-	100	-
Ultracargo Logística S.A.	Brazil	Ultracargo	-	99	-	99
Ultracargo Soluções Logísticas S.A.(2)	Brazil	Ultracargo	-	100	-	100
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-
UVC - Fundo de investimento em participações multiestratégia investimento no exterior	Brazil	Others	100	-	100	-
Imaven Imóveis Ltda.(7)	Brazil	Others	100	-	100	-

The percentages in the table above are rounded.

18

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

(1)	Non-operating company in closing phase.
(2)	On June 16, 2023, the name of subsidiary Ultracargo Vila do Conde Logística Portuária S.A. was changed to Ultracargo Soluções Logísticas S.A.
(3)	On November 21, 2022, Ultrapar through its subsidiary Companhia Ultragaz S.A., signed an agreement for the acquisition of all shares of NEOgás do Brasil Gás Natural Comprimido S.A. The closing of the acquisition occurred on February 1, 2023.
(4)	Company established on February 28, 2023 with the purpose of holding interests in other companies. On October 2, 2023, the name of subsidiary Ultrapar Empreendimentos Ltda. was changed to Ultrapar Mobilidade Ltda.
(5)	On April 13, 2023, the company was acquired by Eaí Clube Automobilista S.A. The acquisition was made at book value.
(6)	Company established on June 1, 2023 with the purpose of holding interests in other companies.
(7)	On April 28, 2023, Imaven Imóveis Ltda. (“Imaven”), performed a partial spin-off of its assets, and the spin-off part was merged into the equity of the subsidiary Ipiranga Produtos de Petróleo S.A. On May 1, Imaven became directly controlled by Ultrapar. The entire transaction was carried out under common control.
(8)	On May 21, 2023, the Company, through its subsidiary Ultrapar Empreendimentos Ltda., signed an agreement for the acquisition of a 60% interest in Serra Diesel Transportador Revendedor Retalhista Ltda. The closing of the transaction occurred on September 1, 2023.
(9)	On October 2, 2023, Centro de Conveniências Millennium Ltda. and subsidiaries became directly controlled by Ultrapar Mobilidade Ltda.
(10)	Company established on October 2, 2023, engaged in the production, sale, import and export of biofuels, fertilizers and other agricultural inputs.
(11)	On February 19, 2024, the name of subsidiary Ultracargo Operações Logísticas e Participações Ltda. was changed to Ultrapar Logística Ltda.
(12)	On January 2, 2023, the direct subsidiary Ipiranga Produtos de Petróleo S.A. (“Ipiranga”) became directly controlled by Ultrapar Mobilidade Ltda.
(13)	On January 2, 2024, subsidiary Eaí Clube Automobilista S.A. became directly controlled by Ipiranga.
(14)	Companies established as Ipiranga’s subsidiaries in foreign countries, engaged in the commercial representation, trade, export and import of fuels.
(15)	Company established on March 8, 2024, engaged in the wholesale and retail trade, manufacture, storage, export and import of natural and industrialized food products.

b. Main events that occurred in the period

b1. Acquisition of significant stake in Hidrovias

On March 24, 2024, the Company entered into a share purchase and sale agreement for the acquisition of 128,369,488 shares of Hidrovias do Brasil S.A. (“Hidrovias”), equivalent to 16.88% of its share capital (“Transaction Shares”), for R$ 3.98/share. The closing of this transaction was subject to the approval by the Administrative Council for Economic Defense (CADE) and waiver of the requirement to conduct a public offering due to the significant increase in stake (“poison pill”) by Hidrovias (precedent conditions). In addition, Ultrapar by its subsidiary Ultrapar Logística Ltda, owns in the quarter ended in March 31, 2024, a direct participation of 10.02% of Hidrovias share capital, presented on caption “Financial investiments” as a financial asset.

The acquisition of stake in Hidrovias is in line with Ultrapar's strategy of expanding its presence in sectors exposed to Brazilian agribusiness, mainly in the Midwest and North regions, investing in companies in which it can contribute strategic, operational, administrative and financial knowledge, being a strategic and long-term reference shareholder of Hidrovias, supporting its growth, governance and management model.

On May 7, 2024, after the complishment of all precedent conditions, the Company have concluded the transaction of purchase and sale of Hidrovias’ share (“Transaction Shares”), which added to direct position acquired until March 31, 2024 and other shares acquired at stock exchange (“B3”) between April 1, 2024 to May 7, 2024, amounts to an ownership position of 35.97% of Hidrovias share capital. This transaction does not constitute control of Hidrovias by the Company.

19

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

2. Basis of preparation and presentation of individual and consolidated interim financial information

The individual and consolidated interim financial information ("quarterly information"), identified as Parent and Consolidated, was prepared in accordance with the International Accounting Standard ("IAS") 34 – Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"), and in accordance with the pronouncement CPC 21 (R1) – Interim Financial Reporting, issued by the Brazilian Accounting Pronouncements Committee (“CPC”), and presented in accordance with the rules issued by the Securities and Exchange Commission of Brazil (“CVM”).

All relevant specific information of the interim financial information, and only this information, was presented and corresponds to that used by the Company’s and its subsidiaries’ Management.

The presentation currency of the Company’s interim financial information is the Brazilian Real, which is the Company’s functional currency, unless otherwise stated.

The preparation of the interim financial information requires management to make judgments, use estimates and adopt assumptions in the application of accounting policies that affect the presented amounts of income, expenses, assets and liabilities, including contingent liabilities. The uncertainty related to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the carrying amount of certain assets and liabilities in future years.

The Company reviews its judgments, estimates and assumptions on an ongoing basis, as disclosed in the financial statements for the year ended December 31, 2023. No material changes were observed in such judgments, estimates and assumptions in relation to those disclosed as of December 31, 2023.

The interim financial information has been prepared on a historical cost basis, except for the following material items recognized in the statements of financial position:

(i)	derivative and non-derivative financial instruments measured at fair value;
(ii)	share-based payments and employee benefits measured at fair value;
(iii)	deemed cost of property, plant and equipment.

This interim financial information was prepared using information from Ultrapar and its subsidiaries on the same base date, as well as consistent accounting policies and practices. This interim financial information should be read together with the individual and consolidated financial statements of the Company for the year ended December 31, 2023, since its objective is to provide an update of the significant activities, events and circumstances in relation to those individual and consolidated financial statements.

Therefore, this interim financial information focuses on new activities, events and circumstances and does not duplicate previously disclosed information, except when Management considers it relevant to maintain certain information.

20

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

3. New accounting policies and changes in accounting policies

The accounting policies have been consistently applied to all consolidated companies and are consistent with those used in the parent. The Company evaluated and, when necessary, applied for the first time the new standards and interpretations issued by the International Accounting Standards Board (IASB) listed in item 3.a, and on the date the interim financial information was authorized for issue, did not identify any significant impacts thereof on the disclosure or reported amounts.

This interim financial information was prepared using information from Ultrapar and its subsidiaries on the same base date, as well as consistent accounting policies and practices.

a.  New accounting policies and changes in accounting policies

The new standards and interpretations issued, up to the issuance of the Company's individual and consolidated interim financial information, are described below.

a.1 Accounting policies adopted

The following new standards, amendments to standards and interpretations of IFRS issued by the IASB and effective on/after January 1, 2024 had no significant impact on the interim financial information for the period ended March 31, 2024:

  IAS 1 – Non-current Liabilities with Covenants
  CPC 06 / IFRS 16 (R2) – Lease Liability in a Sale and Leaseback
  CPC 09 (R1) – Statements of value added

a.2 Accounting policies not adopted

The following new standards, amendments to standards and interpretations of IFRS issued by the IASB were not adopted since they are not effective in the period ended March 31, 2024. The Company and its subsidiaries plan to adopt these new standards, amendments and interpretations, if applicable, when they become effective, and they do not expect a material impact of their adoption on their future individual and consolidated interim financial information.

  IFRS 7/ CPC 03 and IAS 7/ CPC 40 – Supplier Finance Arrangements
  IFSR 18/ CPC 26 – Presentation and Disclosure in Financial Statements
  IFRS 10/ CPC 36 (R3) and IAS 28/ CPC 18 (R2) – Sale or Contribution of Assets between an Investor and its Associate or Joint venture

21

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

4. Cash and cash equivalents, financial investments, derivative financial instruments and other financial assets

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the DI, in repurchase agreement, financial bills, private securities and in short-term investment funds, whose portfolio is comprised of Brazilian Federal Government bonds and certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short-term investment funds, whose portfolio is comprised of Federal Government bonds; and (iii) in derivative financial instruments.

The financial assets were classified based on business model of the Company and its subsidiaries and are disclosed in Note 26.j.

The breakdown of cash and cash equivalents and financial investments is as follows:

a.              Cash and cash equivalents

Cash and cash equivalents are presented as follows:

	Parent		Consolidated
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Cash and banks
In local currency	1,758	408	171,919	77,488
In foreign currency	‐	‐	31,800	47,664
Financial investments considered cash equivalents
In local currency
Securities and funds in local currency	306,770	412,432	3,401,897	5,476,726
In foreign currency
Securities and funds in foreign currency	‐	‐	141,936	323,810
Total cash and cash equivalents	308,528	412,840	3,747,552	5,925,688

22

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

b. Financial investments, derivative financial instruments and other financial assets

The financial investments that are not classified as cash and cash equivalents and derivative financial instruments are presented as follows:

	Parent		Consolidated
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Financial investments
In local currency
Securities and funds in local currency	‐	‐	107,440	82,592
In foreign currency
Securities and funds in foreign currency (a)	‐	‐	1,567,059	-
Derivative financial instruments and other financial assets at fair value (b)	‐	295,637	1,184,962	1,162,283
Total financial investments and derivative financial instruments	‐	295,637	2,859,461	1,244,875
Current	‐	‐	309,460	292,934
Non-current	‐	295,637	2,550,001	951,941

(a)  Refers substantially to financial investments made by subsidiary Ultrapar International in Time Deposits.

(b)  Accumulated gains, net of withholding income tax (see Note 26.h).

5. Trade receivables, reseller financing and other receivables (Consolidated)

a. Trade receivables

The breakdown of trade receivables is as follows:

	03/31/2024	12/31/2023
Domestic customers	4,003,429	4,183,696
Domestic customers - related parties (see Note 8.a.2)	81	78
Foreign customers	57,643	82,634
Foreign customers - related parties (see Note 8.a.2)	1,957	3,065
	4,063,110	4,269,473
(-) Allowance for expected credit losses	(342,111)	(334,467)
Total	3,720,999	3,935,006
Current	3,704,187	3,921,790
Non-current	16,812	13,216

23

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

The breakdown of trade receivables, gross of allowance for expected credit losses, is as follows:

			Past due
	Total	Current	Less than 31 days	31-60 days	61-90 days	91-180 days	More than 180 days
03/31/2024	4,063,110	3,359,589	83,536	27,130	15,847	39,048	537,960
12/31/2023	4,269,473	3,538,087	52,561	52,089	15,976	34,157	576,603

The breakdown of the allowance for expected credit losses is as follows:

			Past due
	Total	Current	Less than 31 days	31-60 days	61-90 days	91-180 days	More than 180 days
03/31/2024	342,111	17,646	1,618	1,659	1,770	12,038	307,380
12/31/2023	334,467	15,866	3,088	1,984	1,851	11,088	300,590

Movements in the allowance for expected credit losses are as follows:

Balance as of December 31, 2023	334,467
Additions	42,074
Reversals	(29,905)
Write-offs	(4,525)
Balance as of March 31, 2024	342,111

For further information on the allowance for expected credit losses, see Note 26.d.2.

b. Reseller financing

The breakdown of reseller financing is comprised as follows:

	03/31/2024	12/31/2023
Reseller financing – Ipiranga	1,226,274	1,189,886
(-) Allowance for expected credit losses	(141,181)	(134,383)
	1,085,093	1,055,503
Current	502,702	504,862
Non-current	582,391	550,641

24

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

The breakdown of reseller financing, gross of allowance for expected credit losses, is as follows:

			Past due
	Total	Current	Less than 31 days	31-60 days	61-90 days	91-180 days	More than 180 days
03/31/2024	1,226,274	896,040	9,846	14,595	6,968	14,948	283,877
12/31/2023	1,189,886	874,191	8,890	5,664	7,869	13,273	279,999

The breakdown of the allowance for expected credit losses is as follows:

			Past due
	Total	Current	Less than 31 days	31-60 days	61-90 days	91-180 days	More than 180 days
03/31/2024	141,181	7,212	1,770	809	1,203	5,223	124,964
12/31/2023	134,383	8,265	1,595	857	1,795	4,521	117,350

Movements in the allowance for expected credit losses are as follows:

Balance as of December 31, 2023	134,383
Additions	18,769
Reversals	(9,456)
Write-offs	(2,515)
Balance as of March 31, 2024	141,181

For further information on the allowance for expected credit losses, see Note 26.d.2.

c. Trade receivables - sale of subsidiaries

The breakdown of other receivables is comprised as follows:

	Parent		Consolidated
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Sale of subsidiary Oxiteno:
Receivables from sale of investments (i)	‐	‐	749,430	726,195
(-) Adjustment to present value - sale of investments (ii)	‐	‐	‐	(10,318)
Sale of subsidiary Extrafarma:
Receivables from sale of investments (iii)	214,284	208,487	214,284	208,487
	214,284	208,487	963,714	924,364
Current	214,284	208,487	963,714	924,364
Non-current	‐	‐	‐	‐

25

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

(i) Refers to the final installment of the sale of Oxiteno, in the amount of USD 150 million, received in April 2024. In May 2022 Ultrapar made an onerous assignment, without right of recourse and co-obligation, of the receivable from the sale of Oxiteno to Ultrapar International.

(ii) The consideration for the sale of Oxiteno was recognized at present value using a discount rate of 6.1741%, and fully paid up to March 31, 2024. For further information, see Note 29.a.

(iii) Refers to part of the payment of the Extrafarma sale transaction, in two installments of equal value, being the first settled in August 2023, and the second maturing in August 2024, monetarily adjusted by the CDI rate + 0.5% p.a. In December 2022, the subsidiary Ipiranga made an onerous assignment, without right of recourse and co-obligation, of the receivable from the sale of Extrafarma to parent Ultrapar.
6. Inventories (Consolidated)

The breakdown of inventories, net of provision for losses, is shown below:

	03/31/2024	12/31/2023
Fuels, lubricants and greases	3,340,067	3,367,094
Raw materials	281,854	282,197
Liquified petroleum gas - LPG	132,679	112,100
Consumable materials and other items for resale	133,855	121,537
Purchase for future delivery (1)	461,599	386,281
Properties for resale	21,887	22,222
	4,371,941	4,291,431

(1) Refers substantially to ethanol, biodiesel and advances for fuel acquisition

Movements in the provision for inventory losses are as follows:

Balance as of December 31, 2023	7,031
Provision for obsolescence and other losses	3,300
Reversal of provision for adjustment to realizable value	(1,353)
Balance as of March 31, 2024	8,978

7. Recoverable taxes (Consolidated)

a. Recoverable taxes

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	03/31/2024	12/31/2023
ICMS - State VAT (a.1)	1,323,473	1,365,128
PIS and COFINS - Federal VAT (a.2)	2,440,005	2,761,262
Others	68,580	77,249
Total	3,832,058	4,203,639
Current	1,524,461	1,462,269
Non-current	2,307,597	2,741,370

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

a.1 The recoverable ICMS net of provision for losses is substantially related to the following operations:

Tax credits recognized mainly of the following nature: a) transactions of inputs and outputs of products subject to taxation of the own ICMS; b) interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petróleo Brasileiro S.A. (“Petrobras”)); c) credits for refunds of the ICMS-ST (tax substitution) overpaid when the estimated calculation base used is higher than that of the actual operation performed.

In the second quarter of 2023, with the enactment of Supplementary Law 192/22, the single-phase ICMS levy on LPG, diesel, biodiesel, gasoline and anhydrous ethanol became effective. Due to the advent of this new calculation modality, the subsidiaries have stopped generating credits related to the refunds of ICMS-ST (tax substitution).

a.2 The recoverable PIS and COFINS are substantially related to:

ICMS in the PIS and COFINS calculation basis - The balance of PIS and COFINS includes credits recorded under Laws 10,637/02 and 10,833/03, as well as amounts arising from a favorable decision regarding the exclusion of ICMS from the PIS and COFINS calculation basis.

Supplementary Law 192 -  On March 11, 2022 Supplementary Law (“LC” 192/22”) was published to reduce the tax burden of the fuel supply chain. Art. 9 of said law established the reduction of the PIS and COFINS tax rates levied on diesel, biodiesel and LPG to zero through December 31, 2022, ensuring at the same time the maintenance of credits taken across the whole supply chain.

On May 18, 2022, Provisional Act 1,118/22 amended Supplementary Law 192/22 to eliminate the right to take PIS and Cofins credits on purchases of diesel, LPG and biodiesel by end consumers. With the enactment of said Provisional Act, on June 2, 2022, a Direct Unconstitutionality Action 7181 was filed to challenge the provision in MP 1,118/22. On June 21, 2022, the Federal Supreme Court unanimously ratified the decision that considered MP 1,118/22 unconstitutional due to violation of the 90-day principle.

Due to such court injunction and the non-conversion of Provisional Act 1,118/22 into law, the provisions in LC 192/22, which assured to all legal entities that are part of the fuel supply chain, including the Company’s subsidiaries, the maintenance of PIS and COFINS credits in connection with those transactions in the period from March 11, 2022 (LC 192/22 publication date) to August 15, 2022 (90 days after the publication of the provisional act that restricted the right to take credits on taxpayers), which, as decided by STF, must be the MP 1,118/22 effective date, remained in force.

The Company, through its subsidiaries Ipiranga, Ultragaz and Bahiana, has credits in the amount of R$ 991,099 (R$ 1,088,303 as of December 31, 2023) from  the LC 192/22. The Management estimates the realization of these credits within up to 5 years from the constitution date.

26

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

b. Recoverable income and social contribution taxes

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries, arising from the tax advances of previous years, as well as referring to lawsuits on the non-levy of IRPJ and CSLL on the monetary variation (SELIC) in the repetition of undue payments. The Management estimates the realization of these credits within up to 5 years.

	Consolidated
	03/31/2024	12/31/2023
IRPJ and CSLL	404,247	396,405
Current	163,725	171,051
Non-current	240,522	225,354

8. Related parties

a. Related parties

The balances and transactions between the Company and its related parties are disclosed below:

a.1 Parent

	Assets		Liabilities
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Transactions with joint ventures
Química da Bahia Indústria e Comércio S.A.	-	-	2,875	2,875

Transactions with Ultra Group companies
Ipiranga Produtos de Petróleo S.A.	49,351	69,118	4,017	3,843
Cia Ultragaz S.A.	26,950	18,741	4,682	880
Ultracargo Logística S.A.	6,793	3,369	112	183
Eaí Clube Automobilista S.A.	1,526	621	-	-
UVC Investimentos Ltda	313	217	57	40
am/pm Comestíveis Ltda.	4,822	2,994	185	232
Others	108	52	-	84
Total	89,863	95,112	11,928	8,137

	Assets		Liabilities
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Assets
Other receivables	82,986	88,435	-	-
Related parties	6,877	6,677	-	-

Liabilities
Other payables	-	-	9,053	5,262
Related parties	-	-	2,875	2,875
Total	89,863	95,112	11,928	8,137

27

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

a.2 Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this Note a.2. The balances and transactions between the Company and its subsidiaries with other related parties are highlighted below:

	Assets		Liabilities		Financial result
	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	03/31/2023
Balances and transactions with associates and joint ventures

Química da Bahia Indústria e Comércio S.A.	-	-	2,875	2,875	-	-
Refinaria de Petróleo Riograndense S.A.	-	-	4,384	29,278	(126,043)	(118,194)
Latitude Logística Portuária S.A.	19,462	11,393	22	20	-	-
Nordeste Logistica I S.A.	7,014	6,842	27	24	-	-
Nordeste Logistica III S.A.	-	-	18	18	-	-
Navegantes Logística Portuária S.A.	14,031	13,703	-	-	-	-
União Vopak Armazéns Gerais Ltda.	32	32	-	-	102	200

Balances and transactions with other related parties
Chevron (Thailand) Limited (2)	184	-	-	-	153	197
Chevron Latin America Marketing LLC (2)	73	73	-	-	-	-
Chevron Lubricants Oils S.A. (2)	-	353	-	-	-	-
Chevron Marine Products (2)	1,700	2,495	-	-	2,623	2,715
Chevron Oronite Brasil Ltda. (2)	-	-	48,502	53,466	(41,911)	(47,987)
Chevron Products Company (2)	-	-	67,407	63,263	(150,522)	(78,377)
Chevron Belgium NV (2)	-	-	901	1,346	(3,500)	(9,591)
Chevron Petroleum CO Colombia (2)	-		294	-	-	-
Chevron Brasil Oleo e Gas Ltda. (2)	-	-	36	37	-	-
Chevron Lubricants Lanka PLC (2)	49	144	-	-	-	-
MLF Holding LTDA (3)	-	-	-	-	(44)	-
Others	173	-	443	243	-	-
Total	42,718	35,035	124,909	150,570	(319,142)	(251,037)

28

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

	Assets		Liabilities		Financial result
	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	03/31/2023
Assets
Trade receivables (see Note 5)	2,038	3,143	-	-	-	-
Other receivables	-	-	-	-	-	-
Related parties (1)	40,680	31,892	-	-	-	-

Liabilities
Trade payables (see Note 16)	-	-	121,591	147,452	-	-
Other payables	-	-	-	-	-	-
Related parties (1)	-	-	3,318	3,118	-	-

Results
Sales and services provided	-	-	-	-	2,909	3,112
Purchases	-	-	-	-	(322,051)	(254,149)
Total	42,718	35,035	124,909	150,570	(319,142)	(251,037)

(1)	Loans contracted have indefinite terms and do not contain remuneration clauses.
(2)	Non-controlling shareholders and other related parties of Iconic.
(3)	Non-controlling shareholders and other related parties of Serra Diesel.

29

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on prices and terms negotiated between the parties, with customers and suppliers with comparable operational performance. In the opinion of the Company’s and its subsidiaries’ Management, transactions with related parties are not subject to settlement risk, therefore, no allowance for expected credit losses or guarantees are recorded.

b. Key executives (Consolidated)

The Ultrapar's compensation policy and practices are designed to align short and long-term interests with shareholders and the Company's sustainability. The short and long-term variable compensation, a significant portion of the total Board remuneration, is linked to growth goals in results and generated economic value, aligned with shareholders' interests. The individual goals associated with the businesses’ operating and commercial performance, people development, projects execution, among other objectives, always in line with the strategic plan approved by the Board of Directors. In addition, to consolidate the alignment of interests between management and shareholders, members of Ultrapar’s management receive variable short-term  compensation linked to performance based on financial goals defined for each business and for Ultrapar. Since 2022, executives have at least 1/3 of their individual goals related to the ESG agenda. For details about post-employment benefits see Note 17.b.

The expenses for compensation of its key executives (Company’s directors and executive officers) are shown below:

	03/31/2024	03/31/2023
Short-term compensation	11,798	13,532
Stock compensation	10,136	5,833
Post-employment benefits	725	794
Total	22,659	20,159

30

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

c. Deferred stock plan (Consolidated)

On April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) approved a share-based incentive plan (“Plan 2017”), which establishes the general terms and conditions for granting of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, with vesting periods determined in each Program, to directors or employees of the Company or its subsidiaries. As a result of the Plan approved in 2017, common shares representing at most 1% of the Company's share capital could be delivered to the participants, which corresponded, at the date of approval of this Plan, to 11,128,102 common shares.

At the OEGM held on April 19, 2023, Ultrapar's shareholders approved a proposal for amendment to the 2017 Plan, permitting that, if the participant becomes a member of the Company's Board of Directors, thus ceasing to hold any other executive position, the right to receive ownership of the shares will be preserved, maintaining the conditions and other requirements established in the applicable programs and in each agreement.

The share-based incentive plan ("2023 Plan") establishes the general terms and conditions for the Company or its subsidiaries to grant common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of common shares issued by it held in treasury for later transfer of the ownership of the shares, subject to the terms and conditions set forth in the 2023 Plan, to the Management, including the members of Ultrapar's Board of Directors, or employees of the Company or of companies under its direct or indirect control. In the case of members of the Board of Directors, the grants will be mandatorily linked to the remuneration approved by the shareholders at the Ordinary General Meeting.

As a result of the 2023 Plan, common shares representing at most 5% of the Company's share capital may be delivered to the participants, which corresponded, at the date of approval of said Plan, to 55,760,215 common shares. Annually, a maximum of 1% of this limit may be used.

31

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

The table below summarizes the restricted and performance stock programs under the 2017 Plan and the 2023 Plan:

Program	Grant date	Number of shares granted (Quantity)	Vesting period	Fair value of shares on the grant date (in R$)	Total exercisable grant costs, including taxes (in R$ thousands)	Accumulated recognized exercisable grant costs (in R$ thousands)	Unrecognized exercisable grant costs (in R$ thousands)
Restricted	September 19, 2018	80,000	2024	19.58	2,697	(2,474)	223
Restricted	April 3, 2019	23,030	2024	23.25	1,024	(1,024)	‐
Restricted	September 2, 2019	240,000	2025	16.42	6,774	(5,179)	1,595
Restricted	April 1, 2020	89,388	2024 to 2025	12.53	2,101	(1,892)	209
Performance	April 1, 2020	144,202	2024 to 2025	12.53	3,430	(3,171)	259
Restricted	September 16, 2020	140,000	2026	23.03	5,464	(3,263)	2,201
Restricted	April 7, 2021	337,034	2024	21.00	13,480	(13,480)	‐
Performance	April 7, 2021	644,653	2024	21.00	25,349	(25,349)	‐
Restricted	September 22, 2021	1,000,000	2027	14.17	24,093	(10,315)	13,778
Restricted	April 6, 2022	667,194	2025	14.16	17,781	(11,897)	5,884
Performance	April 6, 2022	935,493	2025	14.16	24,857	(17,277)	7,580
Restricted	September 21, 2022	2,640,000	2032	12.98	64,048	(10,141)	53,907
Restricted	December 7, 2022	1,500,000	2032	13.47	37,711	(5,032)	32,679
Restricted	April 20, 2023	311,324	2025	14.50	7,472	(3,736)	3,736
Restricted	April 20, 2023	1,179,409	2026	14.50	31,936	(10,683)	21,253
Performance	April 20, 2023	1,184,320	2026	14.50	32,050	(10,806)	21,244
Restricted	September 20, 2023	3,800,000	2033	18.75	132,784	(7,753)	125,031
		14,916,047			433,051	(143,472)	289,579

Balance as of December 31, 2023	14,834,595
Shares granted during the period	87,503
Cancellation of granted shares due to termination of executive employment	(5,118)
Shares transferred (vesting)	(933)
Balance as of March 31, 2024	14,916,047

The Company does not have shares that were not transferred after the period for transfer of bare ownership of the shares. For the three-month period ended March 31, 2024, an expense in the amount of R$ 21,035 was recognized in relation to the Plan (R$ 9,735 for the period ended March 31, 2023).

For all plans, the Company or the beneficiary does not have the option to receive cash, settlements are made only with the delivery of treasury shares. The values of the grants were determined on the granting date based on the market value of these shares on B3 (the Brazilian Stock Exchange).

32

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

9. Income and social contribution taxes

a. Deferred income (IRPJ) and social contribution taxes (CSLL)

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, mainly resulting from provision for differences between cash and accrual basis, tax loss carryforwards and provisions for tax, civil, and labor risks. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Assets - deferred income and social contribution taxes on:
Provision for losses with assets	‐	‐	46,260	46,863
Provisions for tax, civil and labor risks	63,365	64,486	326,156	326,662
Provision for post-employment benefits	538	512	92,355	90,451
Provision for differences between cash and accrual basis (i)	‐	‐	6,249	35,989
Goodwill	‐	‐	6,278	7,976
Provision for asset retirement obligation	‐	‐	14,633	14,759
Operating provisions	7,778	3,247	42,948	299,609
Provision for profit sharing and bonus	3,103	12,590	26,847	91,883
Leases payable	2.785	2,919	500.512	518,138
Change in fair value of subscription warrants	5,414	3,566	5,414	3,566
Provision for deferred revenue	‐	‐	867	932
Other temporary differences	12,515	9,428	113,292	104,319
Tax losses and negative basis for social contribution carryforwards (9.d)	74,112	77,453	623,640	396,601
Total	169.610	174,201	1,805.451	1,937,748
Offseting liability balance	(2.430)	(9,934)	(649,954)	(682,614)
Net balances presented in assets	167,180	164,267	1,155,497	1,255,134
Liabilities - Deferred income and social contribution taxes on:
Leases payable	2.430	2,559	416.989	432,908
Provision for differences between cash and accrual basis (i)	‐	7,375	87,132	81,293
Goodwill	‐	‐	28,730	28,717
Business combination - fair value of assets	‐	‐	54,499	54,921
Other temporary differences	‐	‐	88,302	84,981
Total	2.430	9,934	675.652	682,820
Offseting asset balance	(2.430)	(9,934)	(649.954)	(682,614)
Net balances presented in liabilities	‐	‐	25,698	206

(i)	In the consolidated refers mainly to the income and social contribution taxes on the exchange variation of the derivative instruments.

33

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	Parent	Consolidated
Balance as of December 31, 2023	164,267	1,254,928
Deferred IRPJ and CSLL recognized in profit (loss) for the period	2,913	(121,270)
Deferred IRPJ and CSLL recognized in other comprehensive income	‐	(3,693)
Others	‐	(166)
Balance as of March 31, 2024	167,180	1,129,799

b. Reconciliation of income and social contribution taxes in the statement of income

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	03/31/2024	03/31/2023	03/31/2024	03/31/2023
Income before taxes	439,153	264,351	664,580	366,245
Statutory tax rates - %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	(149,312)	(89,879)	(225,957)	(124,523)
Adjustment to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(1,313)	(515)	(3,657)	(2,050)
Nontaxable revenues (ii)	139	65	5,258	23,306
Adjustment to estimated income (iii)	‐	‐	566	2,047
Unrecorded deferred income and social contribution tax carryforwards (iv)	‐	‐	(10,642)	(2,889)
Share of profit (loss) of subsidiaries, joint ventures and associates	141,229	97,658	(1,049)	3,552
Other adjustments	1,578	(9,615)	1,020	(12,640)
Income and social contribution taxes before tax incentives	(7,679)	(2,286)	(234,461)	(113,197)
Tax incentives – SUDENE (9.c)	-	‐	25,327	20,777
Income and social contribution taxes in the statement of income	(7,679)	(2,286)	(209,134)	(92,420)
Current	(10,592)	(9,796)	(87,864)	(139,676)
Deferred	2,913	7,510	(121,270)	47,256
Effective IRPJ and CSLL rates - %	1.7	0.9	31.5	25.2

34

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

(i)	Consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative results of foreign subsidiaries and certain provisions.
(ii)	Consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes, tax incentives, installments and the reversal of certain provisions, as well as recovery of tax credits and amounts related to non-taxation of the income and social contribution taxes on the monetary adjustment (SELIC) in the repetition of undue tax lawsuits.
(iii)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution losses are calculated on a basis equal to 32% of the operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries.
(iv)	See Note 9.d.

 c. Tax incentives – SUDENE

The following subsidiaries have the benefit of income tax reduction for belonging to the sectors of the economy considered priority for the subsidized areas, under the terms of the development program of the region operated by the Superintendence for the Development of the Northeast (“SUDENE”), in compliance with the current law:

Subsidiary	Units	Incentive - %	Expiration
Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base	75	2026
	Aracaju base	75	2027
	Suape base	75	2027

Ultracargo Logística S.A.	Aratu Terminal	75	2032
	Suape Terminal	75	2030
	Itaqui Terminal	75	2030

d. Tax losses and negative basis for social contribution carryforwards

As of March 31, 2024, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) and social contribution (CSLL), whose annual offsets are limited to 30% of taxable income in a given tax year, which do not expire.

35

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

The balances comprising deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	03/31/2024	12/31/2023
Oil Trading	87,126	84,372
Ultrapar (i)	74,112	77,453
Abastece Aí	103,030	91,861
Ipiranga	300,408	97,071
Ultracargo Vila do Conde	36,705	30,652
Others	22,259	15,192
	623,640	396,601

(i)	Include the amount of R$ 27,196 of deferred taxes recognized on the tax loss of subsidiary Ultrapar International as of March 31, 2024 (R$ 25,884 as of December 31, 2023).

The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	03/31/2024	12/31/2023
Neogás	44,947	45,333
Integra Frotas	14,503	13,335
Millennium	9,889	8,539
Others	10,668	9,095
	80,007	76,302

e. Non-levy of IRPJ/CSLL on the update by Selic of tax undue payments received from the Federal Government

The Company and its subsidiaries have lawsuits claiming the non-levy of IRPJ and CSLL on monetary variation (SELIC) on tax credits. On September 27, 2021, the Federal Supreme Court judged that the levy of IRPJ and CSLL on amounts related to monetary variation (SELIC) received by taxpayers in the repetition of undue tax payments is unconstitutional. The Company and its subsidiaries have registered credits of this nature in the amount of R$ 145,139 as of March 31, 2024 (R$ 143,147 as of December 31, 2023).

36

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

10. Contractual assets with customers - exclusivity rights (Consolidated)

Refers to exclusivity rights reimbursements of Ipiranga’s agreements with reseller service stations that are recognized at the time of their occurrence and recognized as reductions of the revenue from sales and services in the statement of income according to the conditions established in the agreement.

Changes are shown below:

Balance as of December 31, 2023	2,262,508
Additions	108,142
Amortization	(132,658)
Transfers	(22,091)
Balance as of March 31, 2024	2,215,901
Current	779,153
Non-current	1,436,748

11. Investments in subsidiaries, joint ventures and associates

The table below presents the positions of equity and income (loss) for the period by company:

				Parent
	Equity	Income (loss) for the period	Interest in share capital - %	Investments		Share of profit (loss) of subsidiaries, joint ventures and associates
				03/31/2024	12/31/2023	03/31/2024	03/31/2023
Subsidiaries
Ultrapar Logística Ltda.	2,139,314	99,339	100	2,139,314	1,745,326	99,339	63,768
Ipiranga Produtos de Petróleo S.A. (v)	‐	‐	‐	‐	9,216,020	‐	28,714
Ultrapar International S.A.	(55,607)	(758)	100	(55,607)	(54,850)	(758)	6,064
UVC	35,477	(6,441)	100	35,477	39,917	(6,441)	(2,585)
Centro de Conveniências Millennium Ltda. (iv)	‐	‐	‐	‐	‐	‐	(2,458)
Eaí Clube Automobilista S.A.	‐	‐	‐	‐	168,602	‐	(9,710)
Ultragaz Participações Ltda.	1,183,595	176,217	100	1,183,595	1,004,960	176,217	190,738
UVC Investimentos Ltda.	(345)	518	100	(345)	(862)	518	8
Imaven Imóveis Ltda. (ii)	52,218	(578)	100	52,218	52,796	(578)	‐
Ultrapar Mobilidade Ltda. (*) (iii) (v)	9,613,975	149,541	100	9,613,975	59,403	149,541	‐
Joint ventures
Química da Bahia Indústria e Comércio S.A.	6,671	(284)	50	3,336	3,478	(142)	(10)
Refinaria de Petróleo Riograndense S.A. (i)	91,215	(6,981)	33	30,290	31,553	(2,318)	12,700

Total (A)				13,002,253	12,266,343	415,378	287,229
Total provision for equity deficit (B)				(55,952)	(55,712)
Total investments (A-B)				13,058,205	12,322,055

 The percentages in the table above are rounded.

37

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

(*)	Amounts adjusted for unrealized profits in equity and income for the period.
(i)	Investment considers capital loss balances of R$ 10,447 as of March 31, 2024 (R$ 10,627 as of December 31, 2023).
(ii)	On April 28, 2023, Imaven Imóveis Ltda. carried out a partial spin-off of its equity, where the spun-off portion was merged into subsidiary Ipiranga Produtos de Petróleo S.A. On May 1, 2022, Ultrapar acquired the total shares of Imaven Imóveis Ltda. of its subsidiary Ipiranga Produtos de Petróleo S.A.
(iii)	Company established on February 28, 2023 with the purpose of holding interests in other companies.
(iv)	On October 2, 2023, the Company transferred all shares in Centro de Conveniências Millennium Ltda. to its subsidiary Ultrapar Mobilidade Ltda., as a capital contribution.
(v)	On January 2, 2024, the Company transferred all shares in Ipiranga Produtos de Petróleo S.A. to its subsidiary Ultrapar Mobilidade Ltda., as a capital contribution.

				Consolidated
	Equity	Income (loss) for the period	Interest in share capital - %	Investments		Share of profit (loss) of joint ventures and associates
				03/31/2024	12/31/2023	03/31/2024	03/31/2023
Joint ventures
União Vopak – Armazéns Gerais Ltda (i)	2,578	(522)	50	1,289	1,550	(262)	(324)
Refinaria de Petróleo Riograndense S.A. (ii)	91,215	(6,981)	33	30,287	31,553	(2,318)	12,700
Latitude Logística Portuária S.A (iii)	11,255	(2,220)	50	5,628	6,002	(374)	266
Navegantes Logística Portuária S.A (iii)	41,675	(5,556)	33	13,892	15,836	(1,945)	(1,338)
Nordeste Logística I S.A. (iii)	20,527	2,136	33	6,842	7,071	(228)	(783)
Nordeste Logística II S.A. (iii)	51,577	(616)	33	17,192	17,216	(24)	(484)
Nordeste Logística III S.A (iii)	53,810	1,226	33	17,937	18,004	(67)	40
Química da Bahia Indústria e Comércio S.A.	6,671	(284)	50	3,336	3,478	(143)	(11)
Terminal de Combustíveis Paulínia S.A. ("Opla") (vi)	111,752	3,442	50	55,876	54,155	1,721	‐
Other investments	‐	‐	‐	185	349	‐	‐
Associates
Transportadora Sulbrasileira de Gás S.A. (iv)	18,147	2,235	25	4,537	3,978	559	391
Metalúrgica Plus S.A. (v)	(840)	(71)	33	(279)	(256)	(23)	(29)
Plenogás Distribuidora de Gás S.A. (v)	1,551	61	33	518	497	20	20
Other investments	‐	‐	‐	32	33	‐	‐

Goodwill on investments
Terminal de Combustíveis Paulínia S.A ("Opla") (vi)	‐	‐	‐	158,634	158,634	‐	‐

Total (A)				315,906	318,100	(3,084)	10,448
Total provision for equity deficit (B)				(279)	(256)
Total investments (A-B)				316,185	318,356

 The percentages in the table above are rounded.

38

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

(i)	The subsidiary Ultracargo Logística holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage at the port of Paranaguá.
(ii)	The Company holds an interest in Refinaria de Petróleo Riograndense S.A. (“RPR”), which is primarily engaged in oil refining.
(iii)	The subsidiary Ipiranga participates in the port concession BEL02A at the port of Miramar, in Belém (PA), through Latitude Logística Portuária S.A. (“Latitude”); for the port of Vitória (ES), it participates through Navegantes Logística Portuária S.A. (“Navegantes”); in Cabedelo (PB), it holds an interest in Nordeste Logística I S.A. ("Nordeste Logística I"), Nordeste Logística II S.A. ("Nordeste Logística II”) and Nordeste Logística III S.A. (“Nordeste Logística III”).
(iv)	The subsidiary Ipiranga holds an interest in Transportadora Sulbrasileira de Gás S.A. (“TSB”), which is primarily engaged in natural gas transportation services.
(v)	The subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A. (“Metalplus”), which is primarily engaged in the manufacture and trading of LPG containers and has interest in Plenogás Distribuidora de Gás S.A. (“Plenogás”), which is primarily engaged in the marketing of LPG containers. Currently, the associates have their operational activities suspended.
(vi)	The subsidiary Ultracargo Logística S.A. acquired a 50% interest in Opla on July 1, 2023.

The financial position and income of subsidiaries which have relevant non-controlling interests is shown below:

	Consolidated
	Proportion of interest in share capital and voting rights held by non-controlling interests		Equity attributed to non-controlling interests		Income allocated to non-controlling interests for the period
	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	03/31/2023
Subsidiaries	%	%
Iconic Lubrificantes S.A.	44%	44%	501,154	477,710	23,118	10,522
Others	-	-	46,406	45,621	854	1,238
			547,560	523,331	23,972	11,760

39

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

Balances and changes in investments in subsidiaries, joint ventures and associates are as follows:

	Parent			Consolidated
	Subsidiaries	Joint ventures	Total	Joint ventures	Associates	Total
Balance as of December 31, 2023 (i)	12,231,312	35,031	12,266,343	313,848	4,252	318,100
Share of profit (loss) of subsidiaries, joint ventures and associates (*)	417,838	(2,460)	415,378	(3,640)	556	(3,084)
Equity instrument granted (ii)	5,450	‐	5,450	1,052	‐	1,052
Accumulated other comprehensive income	7,172	1,052	8,224	‐	‐	‐
Capital increase in cash	173,298	‐	173,298	‐	‐	‐
Capital increase in shares	133,552	‐	133,552	‐	‐	‐
Other movements	5	3	8	(162)	‐	(162)
Balance as of March 31, 2024 (i)	12,968,627	33,626	13,002,253	311,098	4,808	315,906

	Parent			Consolidated
	Subsidiaries	Joint ventures	Total	Joint ventures	Associates	Total
Balance as of December 31, 2022 (i)	12,141,736	28,705	12,170,441	106,843	4,384	111,227
Share of profit (loss) of subsidiaries, joint ventures and associates (*)	2,482,877	7,627	2,490,504	9,840	2,068	11,908
Dividends	(1,782,516)	(2,196)	(1,784,712)	(11,072)	(2,200)	(13,272)
Equity instrument granted (ii)	5,598	‐	5,598	899	‐	899
Accumulated other comprehensive income	(7,163)	895	(6,268)	‐	‐	‐
Capital increase in cash	422,886	‐	422,886	‐	‐	‐
Shareholder transactions - changes of interest	168	‐	168	‐	‐	‐
Acquisition of Imaven Imóveis Ltda.	60,930	‐	60,930	‐	‐	‐
Acquisition of Terminal de Combustíveis Paulínia S.A. ("Opla")	‐	‐	‐	210,096	‐	210,096
Capital decrease	(1,093,204)	‐	(1,093,204)	(3,100)	‐	(3,100)
Other movements	‐	‐	‐	342	‐	342
Balance as of December 31, 2023	12,231,312	35,031	12,266,343	313,848	4,252	318,100

(*)	Adjusted for unrealized profits between subsidiaries.
(i)	Investments in subsidiaries, joint ventures and associates net of provision for equity deficit.
(ii)	Amounts refer to grants of long-term incentives in subsidiaries Ipiranga Produtos de Petróleo S.A., Ultragaz Participações Ltda. and Ultracargo Logística S.A.

40

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

12. Right-of-use assets and leases payable (Consolidated)

The Company and certain subsidiaries have real estate leases, substantially related to: (i) Ipiranga: fuel stations and distribution bases; (ii) Ultragaz: points of sale and bottling bases; (iii) Ultracargo: port areas and (iv) Company: offices. The Company and certain subsidiaries also have lease agreements relating to vehicles.

a. Right-of-use assets

  Consolidated
	Real estate	Port areas	Vehicles	Equipment	Others	Total
Weighted average useful life (years)	9	32	4	3	20	‐
Cost
Balance as of 12/31/2023	1,998,866	314,964	270,388	38,278	27,846	2,650,342
Additions and remeasurement (i)	28,519	3,836	38,195	108	‐	70,658
Write-offs	(36,705)	‐	(27,870)	(118)	‐	(64,693)
Balance as of 03/31/2024	1,990,680	318,800	280,713	38,268	27,846	2,656,307
Accumulated amortization
Balance as of 12/31/2023	(753,198)	(44,620)	(109,967)	(5,184)	(25,847)	(938,816)
Amortization	(50,485)	(2,288)	(15,296)	(2,052)	(943)	(71,064)
Write-offs	22,605	‐	3,582	109	‐	26,296
Transfers (ii)	(1,133)	‐	‐	‐	‐	(1,133)
Balance as of 03/31/2024	(782,211)	(46,908)	(121,681)	(7,127)	(26,790)	(984,717)
Net amount as of March 31, 2024	1,208,469	271,892	159,032	31,141	1,056	1,671,590
Net amount as of December 31, 2023	1.245.668	270.344	160.421	33.094	1.999	1.711.526

(i)	Considers R$ 68,326 referring to additions and remeasurements between right-of-use assets and leases payable.
(ii)	Refers to the amortization of the right of use, which is being capitalized as Construction in progress until the beginning of its operation.

41

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

b. Leases payable

The changes in leases payable are shown below:

Balance as of December 31, 2023	1,523,935
Interest accrued	33,547
Payments of leases	(71,902)
Interest payment	(48,423)
Additions and remeasurement	68,326
Write-offs	(33,389)
Balance as of March 31, 2024	1,472,094
Current	314,134
Non-current	1,157,960

The undiscounted future cash outflows are presented below:

	03/31/2024	12/31/2023
Up to 1 year	419,217	418,450
1 to 2 years	282,686	322,165
2 to 3 years	222,443	227,785
3 to 4 years	187,507	189,744
4 to 5 years	146,628	147,977
More than 5 years	981,898	1,003,655
Total	2,240,379	2,309,776

The contracts related to the leases payable are substantially indexed by the IGP-M (General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation).

42

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

b.1. Discount rates

The weighted nominal average discount rates for the lease contracts of the Company are:

Contracts by maturity date and discount rate
Maturity dates of the contracts	Rate (% p.a.)
From 1 to 5 years	10.28%
From 6 to 10 years	9.73%
From 11 to 15 years	9.47%
More than 15 years	9.46%

c. Effects of inflation and potential right of recoverable PIS and COFINS - disclosures required by the CVM in the letter SNC/SEP 02/2019

The effects of inflation for the year ended March 31, 2024 are as follows:

Right-of-use assets, net
Nominal base	1,671,590
Inflated base	2,062,063
23.4%

Leases payable
Nominal base	1,472,094
Inflated base	1,862,567
26.5%

Financial expenses
Nominal base	33,547
Inflated base	39,730
18.4%

Amortization expense
Nominal base	71,064
Inflated base	89,567
26.0%

The possible credits of PIS and COFINS on payments of leases, calculated based on the rate of 9.25% according to the Brazilian tax legislation for the period ended March 31, 2024 are presented below:

Potential right of recoverable PIS and COFINS
Cash flow at present value	136,169
Nominal cash flow	207,235

43

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

13. Property, plant, and equipment (Consolidated)

Balances and changes in property, plant and equipment are as follows:

	Land	Buildings	Leasehold improvements	Machinery and equipment	Automotive fuel/lubricant distribution equipment and facilities	LPG tanks and bottles	Vehicles	Furniture and fixtures	IT equipment	Construction in progress	Advances to suppliers	Imports in progress	Total
Weighted average useful life (years)	-	32	14	11	14	8	9	9	5	-	-	-	‐
Cost
Balance as of 12/31/2023	607,152	1,646,996	1,292,998	3,530,184	3,361,637	1,006,398	371,434	212,640	318,721	783,496	32,557	3,107	13,167,320
Additions	‐	22,761	3,221	28,177	21,166	13,152	83,363	1,507	1,853	98,694	14,094	‐	287,988
Transfers (i)	5,198	9,672	2,979	21,149	29,602	1	2,188	132	(5,413)	(71,595)	(34)	(3,107)	(9,228)
Write-offs	(1,010)	(6,631)	(3,303)	(1,182)	(53,136)	(3,766)	(6,756)	(422)	(714)	‐	(2,659)	‐	(79,579)
Balance as of 03/31/2024	611,340	1,672,798	1,295,895	3,578,328	3,359,269	1,015,785	450,229	213,857	314,447	810,595	43,958	‐	13,366,501
Accumulated depreciation
Balance as of 12/31/2023	‐	(536,518)	(683,187)	(2,147,842)	(2,238,843)	(605,298)	(181,511)	(130,117)	(254,952)	‐	‐	‐	(6,778,268)
Additions	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐
Depreciation	‐	(12,178)	(18,478)	(51,747)	(31,773)	(22,470)	(7,725)	(3,660)	(5,741)	‐	‐	‐	(153,772)
Transfers (i)	‐	4	1,620	3	(2,351)	‐	(136)	13	6,326	‐	‐	‐	5,479
Write-offs	‐	1,179	2,250	852	44,536	2,997	3,654	130	592	‐	‐	‐	56,190
Balance as of 03/31/2024	‐	(547,513)	(697,795)	(2,198,734)	(2,228,431)	(624,771)	(185,718)	(133,634)	(253,775)	‐	‐	‐	(6,870,371)
Provision for losses
Balance as of 12/31/2023	(146)	(17)	(11)	(1,295)	(2)	‐	‐	‐	‐	‐	‐	‐	(1,471)
Additions	‐	‐	‐	‐	‐	‐	‐	(21)	‐	‐	‐	‐	(21)
Transfers	(1)	-	-	1	-	‐	‐	-	‐	‐	‐	‐	-
Balance as of 03/31/2024	(147)	(17)	(11)	(1,294)	(2)	-	-	(21)	-	-	-	‐	(1,492)
Net amount as of March 31, 2024	611,193	1,125,268	598,089	1,378,300	1,130,836	391,014	264,511	80,202	60,672	810,595	43,958	-	6,494,638
Net amount as of December 31, 2023	607,006	1,110,461	609,800	1,381,047	1,122,792	401,100	189,923	82,523	63,769	783,496	32,557	3,107	6,387,581

(i) Refers to R$ 4,882 transferred to intangible assets and R$ 1,133 transferred from right-of-use assets.

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of the terminals’ assets, service stations and distribution bases.

Advances to suppliers are basically related to manufacturing of assets for expansion of terminals, distribution bases and acquisition of real estate.

44

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

14. Intangible assets (consolidated)

Balances and changes in intangible assets are as follows:

	Goodwill (a)	Software	Distribution rights	Brands	Trademark rights	Others	Decarbonization credits (CBIO) (b)	Total
Weighted average useful life (years)	-	5	15	-	30	3	-	‐
Cost
Balance as of 12/31/2023	943,125	1,503,601	155,174	62,303	120,960	15,127	710,710	3,511,000
Additions	‐	32,815	14,460	‐	2	‐	338,067	385,344
Transfers (i)	(134)	(22,211)	1,412	(948)	‐	245	(389)	(22,025)
Write-offs	‐	‐	(1)	‐	246	‐	(1,018,363)	(1,018,118)
Exchange rate variation	‐	‐	1,413	‐	‐	‐	‐	1,413
Adjustment from acquisition of subsidiaries	(374)	‐	‐	‐	‐	‐	‐	(374)
Balance as of 03/31/2024	942,617	1,514,205	172,458	61,355	121,208	15,372	30,025	2,857,240
Accumulated amortization
Balance as of 12/31/2023	‐	(826,773)	(106,145)	‐	(18,931)	(5,234)	‐	(957,083)
Amortization	‐	(52,721)	(1,013)	‐	(529)	(669)	‐	(54,932)
Transfers (i)	‐	26,891	18	‐	‐	(2)	‐	26,907
Write-offs	‐	‐	40	‐	(89)	‐	‐	(49)
Balance as of 03/31/2024	‐	(852,603)	(107,100)	‐	(19,549)	(5,905)	‐	(985,157)
Net amount as of March 31, 2024	942,617	661,602	65,358	61,355	101,659	9,467	30,025	1,872,083
Net amount as of December 31, 2023	943,125	676,828	49,029	62,303	102,029	9,893	710,710	2,553,917

(i) Refers to R$ 4,882 transferred from property, plant and equipment.

45

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

a. Goodwill

The remaining net balance of goodwill on the following acquisitions is assessed for impairment annually or more frequently when there is indication that the goodwill might be impaired. .

	Segment	03/31/2024	12/31/2023
Goodwill on the acquisition of:
Ipiranga (i)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Iconic (CBLSA)	Ipiranga	69,807	69,807
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Neogas	Ultragaz	7,761	7,761
Stella	Ultragaz	103,051	103,051
Serra Diesel	Ultrapar	13,843	14,217
TEAS (ii)	Ultracargo	797	797
		942,751	943,125

(i) Including R$ 246,163 presented as goodwill at the Parent.

(ii) On April 27, 2023, the Company was merged into Ultracargo Logística S.A.

Goodwill presented above are based on the expectation of future profitability, supported by appraisal reports, after allocation of the identified assets. In the three-month period ended March 31, 2024, the Company did not identify any event that indicated the need to carry out an impairment test of the intangible asset.

b. Acquisition and provision for decarbonization credits (Consolidated)

The Company, through its subsidiary Ipiranga, has annual decarbonization obligation adopted by Brazilian National Biofuels Policy (“RenovaBio”), implemented by Law No. 13,576/2017, with additional regulations established by Decree No. 9,888/2019 and Ordinance No. 419 of November 20, 2019 issued by the Brazilian Ministry of Mines and Energy.

The decarbonization credits (“CBIOS”) acquired are recorded at historical cost in intangible assets, being retired according to decree in the year to fulfill the individual target set by the National Agency of Petroleum, Natural Gas and Biofuels (“ANP”). The Company reached the 2023 retirement target in March 2024, in accordance with Decree No. 11,499/2023 was published, which exceptionally establishes the deadline for retirement of decarbonization credits until March 2024 to meet the 2023 target.

The acquisition obligation is recorded under “Provision for decarbonization credits” with a corresponding entry in Other operating income (expenses), in proportion to the annual targets established by the ANP, based on the average acquisition cost of the credits acquired and the fair value of the credits traded on B3 on the closing date for the credits to be acquired. The provision is realized when credits are retired.

46

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024
15. Loans, financing, debentures and derivative financial instruments

a. Composition

				Consolidated
Description	Index/Currency	Weighted average financial charges 2024 (p.a)	Maturity	03/31/2024	12/31/2023
Foreign currency:
Notes in the foreign market	USD	5.25%	2026 and 2029	3,844,502	3,694,339
Foreign loan (e)	USD	4.81%	2024 and 2025	1,035,773	1,018,429
Foreign loan (e)	JPY	1.31%	2024 and 2025	543,834	439,852
Foreign loan (e)	EUR	4.40%	2024 and 2025	655,351	126,171
Total in foreign currency				6,079,460	5,278,791

Brazilian Reais:
Debentures – CRA (d)	IPCA+	5.12%	2024 to 2032	3,453,944	3,434,287
Debentures - Ultracargo Logística and Ultracargo Soluções Logísticas S.A. (d)	IPCA+	4.11%	2028	556,819	556,677
CCB (f)	%DI	108.89%	2025	1,072,111	552,407
Debentures – CRA (d)	Fixed rate	11.17%	2027	533,285	539,914
Debentures – CRA (d)	DI+	0.70%	2027	488,454	488,269
CDCA	%DI	108.43%	2024 and 2025	283,408	201,848
Debentures – Ultracargo (d)	Fixed rate	6.47%	2024	90,044	87,826
FINEP	TJLP (1)	1.00%	2024 to 2026	1,118	1,264
Total in Brazilian Reais				6,479,183	5,862,492

Total in foreign currency and Brazilian Reais				12,558,643	11,141,283

Derivative financial instruments (*)				399,152	626,734

Total				12,957,795	11,768,017

Current				3,773,195	1,993,254
Non-current				9,184,600	9,774,763

(*) Accumulated losses (see Note 26.h).

1)

TJLP (Long-term Interest Rate) = set by the National Monetary Council, the TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. As of March 31, 2024, TJLP was fixed at 6.53% p.a.

47

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

The changes in loans, financing, debentures and derivative financial instruments are shown below:

Consolidated
Balance as of December 31, 2023	11,768,017
Proceeds	1,348,933
Interest accrued	167,820
Principal payment	(136,596)
Interest payment	(104,231)
Monetary and exchange rate variations	215,600
Change in fair value	(74,166)
Hedge result	(227,582)
Balance as of March 31, 2024	12,957,795

The long-term debt had the following principal maturity schedule:

	Consolidated
	03/31/2024	12/31/2023
1 to 2 years	1,319,916	1,879,412
2 to 3 years	2,141,448	2,243,967
3 to 4 years	1,580,048	1,023,820
4 to 5 years	1,148,073	1,691,595
More than 5 years	2,995,115	2,935,969
	9,184,600	9,774,763

b. Transaction costs

The transaction costs and issuance premiums associated with debt issuance were added to their financial liabilities.

The Company’s Management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debts (see Note 26.i).

	Debentures	Notes in the foreign market
12/31/2022	68,168	12,405
Additions	23,569	‐
Amortization	(17,337)	(2,289)
12/31/2023	74,400	10,116
Amortization	(4,149)	(571)
03/31/2024	70,251	9,545

48

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

The amount to be appropriated to profit or loss in the future is as follows:

03/31/2024
Up to 1 year	18,219
1 to 2 years	17,648
2 to 3 years	17,136
3 to 4 years	12,117
4 to 5 years	6,857
More than 5 years	7,819
Total	79,796

c. Guarantees

The financing does not have collateral as of March 31, 2024 and December 31, 2023 and has guarantees and promissory notes in the amount of R$ 12,379,572 as of March 31, 2024 (R$ 10,966,890 as of December 31, 2023).

The Company and its subsidiaries offer collateral in the form of letters of guarantee for commercial and legal proceedings in the amount of R$ 104,215 as of March 31, 2024 (R$ 103,600 as of December 31, 2023).

The subsidiary Ipiranga issues collateral to financial institutions in connection with the amounts payable by some of its customers to such institutions, with maximum future settlements related to these guarantees on the amount of R$ 350,282 (R$ 397,152 as of December 31, 2023). If the subsidiary Ipiranga is required to make any payment under these collateral arrangements, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until March 31, 2024, the subsidiary Ipiranga did not have losses in connection with these collateral arrangements.

49

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

d. Debentures

Refers to funds raised by Company and its subsidiaries used, substantially, on the ordinary course of its business.

Issuance date	Nature	Company	Issuing company	Issuance	Series	Final maturity	Principal	Original remuneration	Hedge instrument/swap	Remuneration payment	Payment of face value
Apr/17	CRA	Ipiranga Prod. De Petróleo S.A.	Eco Consult - Consultoria de Oper. Financ. Agropecuárias Ltda.	5th	2nd	Apr/24	R$ 352,361	IPCA + 4.68%	93.9% of DI	Annually	Lump sum at final maturity
Oct/17	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora.	7th	2nd	Oct/24	R$ 213,693	IPCA + 4.34%	97.3% of DI	Annually	Lump sum at final maturity
Dec/18	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora.	8th	2nd	Dec/25	R$ 240,000	IPCA + 4.61%	97.1% of DI	Annually	Lump sum at final maturity
Nov/19	Debentures	Ultracargo Logistica S.A.	-	1st	Single	Nov/24	R$ 90,000	6.47%	99.9% of DI	Semiannually	Lump sum at final maturity
Mar/21	Debentures	Ultracargo Soluções Logísticas S.A.	-	1st	Single	Mar/28	R$ 360,000	IPCA + 4.04%	111.4% of DI	Semiannually	Lump sum at final maturity
Mar/21	Debentures	Ultracargo Logistica S.A.	-.	2nd	Single	Mar/28	R$ 100,000	IPCA + 4.37%	111.4% of DI	Semiannually	Lump sum at final maturity
Sept/21	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora.	10th	Single	Sept/28	R$ 960,000	IPCA + 4.8287%	102.7% of DI	Semiannually	Lump sum at final maturity
Jun/22	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora.	11th	Single	Jun/32	R$ 1,000,000	IPCA + 6.0053%	104.8% of DI	Semiannually	Annual from the 8th year
Jun/23	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora.	12th	1st	Jun/27	R$ 325,791	11.17 % p.a.	105.1% of DI	Quarterly	Lump sum at final maturity
Jun/23	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora.	12th	2nd	Jun/27	R$ 292,209	DI + 0.70% p.a.	-	Quarterly	Lump sum at final maturity
Jul/23	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora.	13th	1st	Jul/27	R$ 200,000	11.17 % p.a.	102.9% of DI	Quarterly	Lump sum at final maturity
Jul/23	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora.	13th	2nd	Jul/27	R$ 200,000	DI + 0.70% p.a.	-	Quarterly	Lump sum at final maturity

The Company and its subsidiaries contracted hedging instruments for variations of the respective indexes. The hedging instruments were designated as fair value hedges (see Note 26.i.1.), therefore, debentures and hedging instruments are both presented at fair value from inception, with changes in fair value recognized in profit or loss. The debentures do not have financial covenants.

50

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

e. Foreign loans

Refers to funds raised by subsidiaries through Resolution 4131 of Central Bank of Brasil, as shown below:

Issuance date	Company	Final maturity	Principal	Financial charges	Hedge instrument/swap
Dec/22	Cia Ultragaz S.A.	Sept/25	USD 96,339	4.539%	108.5% of DI
Jan/23	Iconic Lubrificantes S.A.	Jan/24	EUR 22,480	EUR + 4.35%	111.9% of DI
Jan/23	Cia Ultragaz S.A.	Mar/25	JPY 12,564,392	JPY + 1.31%	109.4% of DI
Mar/23	Cia Ultragaz S.A.	Jul/24	USD 100,000	USD + 4.6%	110.9% of DI
Mar/23	Iconic Lubrificantes S.A.	Apr/24	USD 9,727	USD + 6.4%	116.0% of DI
Jan/24	Iconic Lubrificantes S.A.	Jan/25	EUR 23,500	EUR + 4.33%	111.9% of DI
Mar/24	Ipiranga Produtos de Petróleo S.A.	Mar/25	EUR 46,040	EUR + 4.43%	108.5% of DI
Mar/24	Ultracargo Logística	Aug/24	JPY 3,760,000	JPY + 1.32%	108.9% of DI
Mar/24	Ultracargo Logística	Mar/25	EUR 45,977	EUR + 4.38%	108.5% of DI
Mar/24	Serra Diesel	Aug/24	EUR 4,629	EUR + 4.64%	115.5% of DI

In January 2024, subsidiary Iconic Lubrificantes S.A. settled the loan taken out in January 2023, in the amount of EUR 22,479.

The companies designated these hedging instruments as a fair value hedge (see Note 26.i.1). Therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized in profit or loss. The foreign loans are secured by the Company and do not have financial covenants.

f. Other fundraisings

On January 22, 2024, the subsidiary Ipiranga raised an Agribusiness Credit Rights Certificate in the amount of R$ 80,000, with financial charges of 108% of the DI rate, maturing on January 22, 2025, without financial covenants.

On March 5, 2024, the subsidiary Ipiranga raised a bank credit note backed by importing operations in the amount of R$ 500,000, with financial charges of 108.37% of the DI, maturing on March 5, 2025, without financial covenants.

51

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

16. Trade payables (consolidated)

a. Trade payables

	03/31/2024	12/31/2023
Domestic suppliers	2,634,963	2,842,433
Foreign suppliers	321,204	1,692,786
Trade payables - related parties (see Note 8.a.2)	121,591	147,452
	3,077,758	4,682,671

Some Company’s subsidiaries acquire oil-based fuels and LPG from Petrobras and its subsidiaries.

b. Trade payables - reverse factoring

	03/31/2024	12/31/2023
Domestic suppliers - reverse factoring	1,304,089	1,039,366
	1,304,089	1,039,366

Some subsidiaries of the Company entered into agreements with financial institutions. These agreements consist in the anticipation of the receipt of trade payables by the supplier, in which the financial institutions prepay a certain amount from the supplier and receives, on the maturity date, the amount payable by the subsidiaries of the Company without incidence of interest. The decision to join this type of transaction is solely and exclusively of the supplier. The agreement does not substantially change the main characteristics of the commercial conditions previously established between the subsidiaries of the Company and the suppliers. The transactions are presented in operating activities in the statement of cash flows.

52

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

17. Employee benefits and private pension plan (Consolidated)

a. ULTRAPREV - Associação de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associação de Previdência Complementar (“Ultraprev”), since August 2001. Each participating employee chooses his or her basic contribution to the plan, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.3% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount, which will exhaust their respective accumulated fund over a period of 5 to 35 years. The Company and its subsidiaries do not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee.

The balance of R$ 14,215 (R$ 18,271 as of December 31, 2023) regarding the reversal fund will be used to deduct normal sponsor contributions in a period of up to 19 months depending on the sponsor. The number of months is estimated according to the current amount being deducted from the contributions of the sponsor with the highest balance.

In the three-month period ended March 31, 2024, the subsidiaries contributed R$ 5,579 to Ultraprev (R$ 5,554 in the three-month period ended March 31, 2023).

The total number of participating employees as of March 31, 2024 is 3,989 active participants and 295 retired participants (4,053 active participants and 298 retired participants as of December 31, 2023). In addition, Ultraprev had 23 former employees or beneficiaries receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b. Post-employment benefits (Consolidated)

Some subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits are based on a valuation conducted by an independent actuary and reviewed by Management as of March 31, 2024.

	03/31/2024	12/31/2023
Health and dental care plan (1)	215,288	211,279
Indemnification of FGTS	39,772	38,456
Seniority bonus	2,090	2,026
Life insurance (1)	13,340	13,062
Total	270,490	264,823
Current	23,674	23,612
Non-current	246,816	241,211

(1)	Applicable to Ipiranga, Tropical and Iconic.

53

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

18. Provisions and contingent liabilities (Consolidated)

a. Provisions for tax, civil and labor risks

The Company and its subsidiaries are parties to tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels.

The table below shows the breakdown of provisions by nature and their changes:

Provisions	Balance as of 12/31/2023	Additions	Reversals	Payments	Interest	Balance as of 03/31/2024

IRPJ and CSLL (a.1)	636,167	‐	(2,026)	‐	5,149	639,290
Tax	107,172	6,313	(24,136)	(2,239)	71	87,181
Civil, environmental and regulatory claims	150,258	33,286	(7,423)	(5,569)	2,930	173,482
Labor litigation	59,144	3,389	(2,091)	(1,723)	121	58,840
Provision for indemnities (a.2)	203,780	‐	(3,569)	(5,305)	171	195,077
Others	147,609	5,390	(1,503)	‐	157	151,653
Total	1,304,130	48,378	(40,748)	(14,836)	8,599	1,305,523
Current	45,828					64,371
Non-current	1,258,302					1,241,152

Balances of escrow deposits are as follows:

	03/31/2024	12/31/2023
Tax	866,245	856,830
Labor	36,221	37,715
Civil and others	132,478	138,172
	1,034,944	1,032,717

In the three-month period ended March 31, 2024, the monetary adjustment on escrow deposits amounted to R$ 10,077 (R$ 19,445 as of March 31, 2023), recorded with a corresponding entry to financial income in profit or loss.

54

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

a.1 Provision for tax matters

On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits, which amounted to R$ 605,010 as of March 31, 2024 (R$ 600,259 as of December 31, 2023). On July 18, 2014, a second instance unfavorable decision was published, and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention, which was dismissed on December 30, 2014 and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts - Superior Court of Justice (“STJ”) and Federal Supreme Court (“STF”) whose final trials are pending. At the STJ, the issue was subject to the system of Repetitive Appeals (Repetitive Issue No. 1093) and is awaiting judgment by the Superior Court.

a.2 Provision for indemnities

On April 1, 2022, Ultrapar concluded the transaction for the sale of Oxiteno, for which it was agreed that Ultrapar is responsible, in accordance with the terms and conditions of the share purchase and sale agreement, for losses resulting from claims arising from acts, facts or omissions that occurred prior to the closing of the transaction. As of March 31, 2024, a provision for indemnities in the amount of R$ 164,799 (R$ 168,568 as of December 31, 2023) was recorded, it is distributed as follows: R$ 90,539 (R$ 92,823 as of December 31, 2023) relate to labor claims, R$ 17,575 (R$ 17,584 as of December 31, 2023) to civil claims, and R$ 56,683 (R$ 58,160 as of December 31, 2023) to tax claims, which may be reimbursed to Indorama, in the event of materialization of such losses.

On August 1, 2022, Ultrapar concluded the transaction for the sale of Extrafarma, for which it was agreed that the former shareholder, subsidiary Ipiranga, is responsible, in accordance with the terms and conditions of the share purchase and sale agreement, for losses resulting from claims arising from acts, facts or omissions that occurred prior to the closing of the transaction. As of March 31, 2024, a provision for indemnities in the amount of R$ 29,997 (R$ 35,075 as of December 31, 2023) was recorded, of which R$ 11,957 (R$ 16,259 as of December 31, 2023) relate to labor claims, R$ 5,745 (R$ 6,420 as of December 31, 2023) to civil claims, and R$ 12,294 (R$ 12,395 as of December 31, 2023) to tax claims, which may be reimbursed to Pague Menos, in the event of materialization of such losses.

b. Contingent liabilities (possible)

The Company and its subsidiaries are parties to tax, civil, environmental, regulatory, and labor claims whose likelihood of loss is assessed by the legal departments of the Company and its subsidiaries as possible, based on the opinion of its external legal advisors and, based on these assessments, these claims were not provided for in the interim financial information. The estimated amount of this contingency is R$ 3,783,153 as of March 31, 2024 (R$ 4,013,392 as of December 31, 2023).

b.1 Contingent liabilities for tax and social security matters

The Company and its subsidiaries have contingent liabilities for tax and social security matters in the amount of R$ 3,014,782 as of March 31, 2024 (R$ 3,148,222 as of December 31, 2023), mainly represented by:

b.1.1 The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products, which are subsequently sold, are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 182,419 as of March 31, 2024 (R$ 185,388 as of December 31, 2023).

55

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

b.1.2 The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings was R$ 1,279,138 as of March 31, 2024 (R$ 1,380,424 as of December 31, 2023). Such proceedings arise mostly from: i) credits considered undue in the amount of R$ 152,899 as of March 31, 2024 (R$ 201,408 as of December 31, 2023), ii) alleged non-payment in the amount of R$ 153,396 as of March 31, 2024 (R$ 178,825 as of December 31, 2023); iii) conditioned fruition of tax incentive in the amount of R$ 179,493 as of March 31, 2024 (R$ 193,912 as of December 31, 2023); iv) inventory differences in the amount of R$ 285,280 as of March 31, 2024 (R$ 282,254 as of December 31, 2023); v) 2% surcharge on products considered non-essential (hydrated ethanol) in the amount of R$ 165,413 as of March 31, 2024 (R$ 271,518 as of December 31, 2023).

b.1.3 The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total R$ 1,344,256 as of March 31, 2024 (R$ 1,394,010 as of December 31, 2023), mainly represented by:

b.1.3.1 The subsidiary IPP received in 2017 a tax assessment related to the IRPJ and CSLL resulting from the alleged undue amortization of the goodwill paid on acquisition of investments, in the amount of R$ 255,604 as of March 31, 2024 (R$ 233,805 as of December 31, 2023), which includes the amount of the income taxes, interest and penalty.

b.2 Contingent liabilities for civil, environmental and regulatory claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 517,990 as of March 31, 2024 (R$ 624,653 as of December 31, 2023), mainly represented by:

b.2.1 The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE issued a decision against Cia. Ultragaz and imposed a penalty of R$ 37,213 as of March 31, 2024 (R$ 36,935 as of December 31, 2023). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2 The subsidiary Cia. Ultragaz has lawsuits totaling R$ 92,983 as of March 31, 2024 (R$ 113,756 as of December 31, 2023) filed by resellers seeking the declaration of nullity and termination of distribution contracts, in addition to indemnities for losses and damages.

b.3 Contingent liabilities for labor matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 250,380 as of March 31, 2024 (R$ 240,515 as of December 31, 2023).

c. Lubricants operation between Ipiranga and Chevron

In the lubricants' operation in Brazil between Chevron and subsidiary Ipiranga (see Note 3.c to the interim financial information filed with CVM on February 20, 2019), it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions that occurred prior to the transaction. The amounts of provisions of Chevron’s liability of  R$ 30,608 (R$ 29,022 as of December 31, 2023) are reflected in the consolidation of this financial information and an indemnification asset in the same amount was constituted, recorded under Other receivables – indemnification asset.

Additionally, in connection with the business combination, a provision of R$ 198,900 was recognized on December 1, 2017 related to contingent liabilities and an indemnification asset in the same amount was recognized under Other receivables - indemnification asset, with a balance of R$ 95,881 as of March 31, 2024 (R$ 95,905 as of December 31, 2023). The amounts of provisions and contingent liabilities recognized in the business combination and the liability of the shareholder Chevron will be reimbursed to subsidiary Iconic in the event of losses without the need to recognize an allowance for expected credit losses.

The amount of the provision of Chevron’s liability of R$ 30,608 refers to: (i) R$ 27,293 in ICMS assessments on sales for industrial purposes, in which the STF closed the judgment of the thesis unfavorably to taxpayers; (ii) R$ 3,099 in labor claims.

56

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024
19. Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 6,411,244 shares of the Company. The subscription warrants could be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends while they are not converted into shares.

On February 15, 2023, August 9, 2023 and January 16, 2024, the Board of Directors approved the issuance of 31,211, 8,199 and 191,788, respectively, common shares within the authorized capital limit provided by article 6 of the Company’s Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company at the time of the merger of all Extrafarma shares into the Company, approved by the Extraordinary General Meeting (“EGM”) of the Company held on January 31, 2014.

As set out in the association agreement between the Company and Extrafarma of January 31, 2014 and due to the unfavorable decisions on some lawsuits with triggering events prior to January 31, 2014, 722,040 shares linked to the subscription warrants – indemnification were canceled and not issued. As of March 31, 2024, R$ 6,623 was recorded as financial expense (financial expense of R$ 4,415 as of March 31, 2023) due to the update of subscription warrants, and 3,095,127 shares linked to subscription warrants remain retained – indemnification which may be issued or canceled depending on whether the final decisions on the lawsuits will be favorable or unfavorable, being the maximum number of shares that can be issued in the future, totaling R$ 88,118 (R$ 87,299 as of December 31, 2023).

20. Equity

a. Share capital

As of March 31, 2024, the subscribed and paid-up capital consists of 1,115,404,268 common shares with no par value (1,115,212,490 as of December 31, 2023), and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

On April 19, 2023 the Ordinary General Meeting approved the increase in the Company's capital in the total amount of R$ 1,450,000, without the issuance of shares, through the incorporation into the share capital of part of the amounts recorded in the statutory reserve for investments, of R$ 567,425, and amounts recorded in the legal reserve, of R$ 882,575.

The price of the outstanding shares on B3 as of March 31, 2024 was R$ 28.47 (R$ 26.51 as of December 31, 2023).

As of March 31, 2024, there were 56,388,089 common shares outstanding abroad in the form of ADRs (52,197,033 shares as of December 31, 2023).

57

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

b. Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see Note 8.c). As of March 31, 2024, the balance of treasury shares granted with right of use was 9,512,418 common shares (9,515,384 as of December 31, 2023).

c. Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Resolutions 2/20 and 77/22.

As of March 31, 2024, the balance was R$ 470,030 (R$ 470,510 as of December 31, 2023) and 16,193,287 common shares (16,195,439 as of December 31, 2023) were held unrestricted in the Company's treasury, acquired at an average cost of R$ 18.29.

03/31/2024
Balance of unrestricted shares held in treasury	16,193,287
Balance of treasury shares granted with right of use (see Note 20.b)	9,512,418
Total balance of treasury shares as of March 31, 2024	25,705,705

d. Capital reserve

The capital reserve reflects the gain or loss on the disposal of shares for concession of usufruct to executives of the Company's subsidiaries, when the plan is finalized, as mentioned in Note 8.c. Because of the association with Extrafarma in 2014, the Company recognized an increase in the capital reserve in the amount of R$ 498,812, due to the difference between the value attributed to share capital and the market value of the Ultrapar shares on the date of issuance, less R$ 2,260 related to the costs for the issuance of these shares. Additionally, on February 15, 2023, August 9, 2023 and January 16, 2024, there was an increase in the reserve in the amounts of R$ 411, R$ 149 and R$ 5,631, respectively, due to the partial exercise of the subscription warrants – indemnification (see Note 19).

e. Approval of additional dividends to the minimum mandatory dividends

On February 28, 2024, the Board of Directors approved and April 17, 2024, the General Shareholders' Meeting ratified the payment of the Company's additional to the minimum mandatory dividends related to 2023 in the amount of R$ 134,031.

21. Net revenue from sales and services (Consolidated)

	03/31/2024	03/31/2023
Sales revenue:
Merchandise	31,238,441	30,994,500
Services rendered and others	420,396	378,402
Sales returns, rebates and discounts	(249,379)	(232,384)
Amortization of contract assets	(132,658)	(115,289)
Deferred revenue	192	623
	31,276,992	31,025,852
Taxes on sales	(881,090)	(474,099)
Net revenue	30,395,902	30,551,753

58

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

22. Costs and expenses by nature

The Company presents its costs and expenses by function in the consolidated statement of income and presents below its expenses by nature:

	Parent		Consolidated
	03/31/2024	03/31/2023	03/31/2024	03/31/2023
Raw materials and materials for use and consumption (1)	(1,560)	‐	(27,820,663)	(28,368,871)
Personnel expenses	(55,758)	(50,728)	(596,271)	(531,949)
Freight and storage	(469)	‐	(314,504)	(318,881)
Decarbonization obligation (2)	‐	‐	(182,284)	(152,815)
Services provided by third parties	(23,961)	(18,313)	(165,948)	(146,247)
Depreciation and amortization	(3,122)	(2,291)	(208,704)	(196,118)
Amortization of right-of-use assets	(604)	(588)	(71,071)	(75,290)
Advertising and marketing	(249)	(93)	(38,012)	(36,413)
Other expenses and income, net (3)	31,749	(9,140)	(84,820)	(110,555)
SSC/Holding expenses	76,604	74,894	‐	‐
Total	22,630	(6,259)	(29,482,277)	(29,937,139)
Classified as:
Cost of products and services sold	‐	‐	(28,334,690)	(28,839,034)
Selling and marketing	‐	‐	(569,000)	(510,968)
General and administrative	(12,588)	(6,087)	(440,800)	(453,927)
Other operating income (expenses), net	35,218	(172)	(137,787)	(133,210)
Total	22,630	(6,259)	(29,482,277)	(29,937,139)

(1)	Includes credits of PIS and COFINS that refers to Law 192. For further information, see Note 7.
(2)	Refers to the obligation adopted by RenovaBio to meet decarbonization targets for the gas and oil sector. The amounts are presented in Other operating income (expenses), net. For further information, see Note 14.b
(3)	Includes gains from receipt of asset insurance claims in 2024 in the amount of R$ 35,239.

59

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

23. Financial result

	Parent		Consolidated
	03/31/2024	03/31/2023	03/31/2024	03/31/2023
Finance income:
Interest on financial investments	12,873	22,864	99,950	114,012
Interest from customers	‐	‐	37,712	39,028
Selic interest on PIS/COFINS credits	3	‐	10,792	10,847
Update of provisions and other income	6,870	12,228	11,741	26,560
	19,746	35,092	160,195	190,447

Financial expenses:
Interest on loans	(293)	(43,387)	(261,567)	(331,533)
Interest on leases payable	(183)	(154)	(33,547)	(35,838)
Update of subscription warrants (see Note 19)	(6,623)	(4,415)	(6,623)	(4,415)
Bank charges, financial transactions tax, and other taxes	(503)	(1,993)	(36,396)	(21,980)
Exchange variations, net of gain (loss) on hedging instruments	‐	-	(90,636)	(65,891)
Update of provisions, net, and other expenses	(11,040)	(1,762)	(14,195)	(42,384)
	(18,642)	(51,711)	(442,964)	(502,041)
Total	1,104	(16,619)	(282,769)	(311,594)

60

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

24. Earnings per share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a stock plan and subscription warrants, as mentioned in Notes 8.c and 19, respectively.

	03/31/2024	03/31/2023
	Total	Total
Basic earnings per share
Net income for the period of the Company	431,475	262,065
Weighted average number of shares outstanding (in thousands)	1,099,019	1,095,175
Basic earnings per share - R$	0.3926	0.2393

Diluted earnings per share

Net income for the period of the Company	431,475	262,065
Weighted average number of outstanding shares (in thousands), including dilution effects	1,111,626	1,104,648
Diluted earnings per share - R$	0.3881	0.2372

Weighted average number of shares (in thousands)
Weighted average number of shares for basic earnings per share	1,099,019	1,095,175
Dilution effect
Subscription warrants	3,095	3,351
Stock plan	9,512	6,122
Weighted average number of shares for diluted earnings per share	1,111,626	1,104,648

Earnings per share were adjusted retrospectively by the issuance of 2,805,230 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in Note 19.

61

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

25. Segment information

The Company has three relevant business segments, working in energy and infrastructure logistics: Ipiranga, Ultragaz and Ultracargo. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers. The fuel distribution segment (Ipiranga) operates the distribution and sale of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities. The storage segment (Ultracargo) operates liquid bulk terminals. The segments shown in the financial statements are strategic business units supplying different products and services. Intersegment sales are made considering the conditions negotiated between the parties.

In 2024, the subsidiaries Millenium, Serra Diesel and Abastece Aí became part of the Ipiranga segment. The changes reflect the sinergies and unification of the companies operating in the Company's Mobility segment. The amounts relating to the aforementioned subsidiaries were previously presented under column “Others”.

The Company is restating the 2023 comparative balance for the Ipiranga segment in order to reflect the change in the segment structure.

a. Financial information related to segments

The main financial information of each of the continuing operations of the Company’s segments is as follows.

03/31/2024
Statement of income	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	27,693,282	2,499,903	263,225	1,555	30,457,965	(62,063)	30,395,902
Transactions with third parties	27,693,226	2,499,705	202,542	429	30,395,902	‐	30,395,902
Intersegment transactions	56	198	60,683	1,126	62,063	(62,063)	‐
Cost of products and services sold	(26,312,921)	(1,985,309)	(92,138)	‐	(28,390,368)	55,678	(28,334,690)
Gross profit	1,380,361	514,594	171,087	1,555	2,067,597	(6,385)	2,061,212
Operating income (expenses)
Selling and marketing	(434,356)	(131,081)	(3,552)	(11)	(569,000)	‐	(569,000)
General and administrative	(273,652)	(80,391)	(42,206)	(52,412)	(448,661)	7,861	(440,800)
Results from disposal of property, plant and equipment and intangible assets	36,453	311	(3)	47	36,808	‐	36,808
Other operating income (expenses), net	(165,130)	4,296	1,690	21,357	(137,787)	‐	(137,787)
Operating income (loss)	543,676	307,729	127,016	(29,464)	948,957	1,476	950,433
Share of profit (loss) of subsidiaries, joint ventures and associates	(2,080)	(3)	1,460	(2,461)	(3,084)	‐	(3,084)
Income (loss) before financial result and income and social contribution taxes	541,596	307,726	128,476	(31,925)	945,873	1,476	947,349
Depreciation of PP&E and amortization of intangible assets	97,972	76,741	29,417	3,965	208,095	(1,477)	206,618
Amortization of contractual assets with customers - exclusivity rights	132,318	340	‐	‐	132,658	‐	132,658
Amortization of right-of-use assets	47,256	15,875	7,324	616	71,071	‐	71,071
Total depreciation and amortization	277,546	92,956	36,741	4,581	411,824	(1,477)	410,347

62

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

03/31/2023
Statement of income	Ipiranga (Restated)	Ultragaz	Ultracargo	Others (1) (2) (Restated)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	27,719,112	2,640,669	236,492	2,540	30,598,813	(47,060)	30,551,753
Transactions with third parties	27,718,928	2,640,392	189,893	2,540	30,551,753	‐	30,551,753
Intersegment transactions	184	277	46,599	‐	47,060	(47,060)	‐
Cost of products and services sold	(26,662,294)	(2,128,607)	(87,705)	‐	(28,878,606)	39,572	(28,839,034)
Gross profit	1,056,818	512,062	148,787	2,540	1,720,207	(7,488)	1,712,719
Operating income (expenses)
Selling and marketing	(366,052)	(141,312)	(3,587)	(17)	(510,968)	‐	(510,968)
General and administrative	(307,060)	(72,327)	(35,981)	(46,047)	(461,415)	7,488	(453,927)
Results from disposal of property, plant and equipment and intangible assets	55,953	(179)	(88)	(2,909)	52,777	‐	52,777
Other operating income (expenses), net	(138,695)	6,096	(157)	(454)	(133,210)	‐	(133,210)
Operating income	300,964	304,340	108,974	(46,887)	667,391	‐	667,391
Share of profit (loss) of subsidiaries, joint ventures and associates	(1,908)	(9)	(324)	12,689	10,448	‐	10,448
Income (loss) before financial result and income and social contribution taxes	299,056	304,331	108,650	(34,198)	677,839	‐	677,839
Depreciation of PP&E and amortization of intangible assets	100,515	65,328	24,879	3,063	193,785	‐	193,785
Amortization of contractual assets with customers - exclusivity rights	131,799	339	‐	‐	132,138	‐	132,138
Amortization of right-of-use assets	51,820	13,998	8,867	605	75,290	‐	75,290
Total depreciation and amortization	284,134	79,665	33,746	3,668	401,213	‐	401,213

 (1) Includes in the line “General and administrative and Revenue from sale of goods” the amount of R$ 40,624 in 2024 (R$ 35,427 in 2023) of expenses related to Ultrapar's holding structure.

(2) The “Others” column refers to the parent Ultrapar and the subsidiaries Serma, Imaven Imóveis Ltda. (“Imaven”), Ultrapar International, Ultrapar Empreendimentos, UVC Investimentos, UVC - Fundo de investimento and share of profit (loss) of joint venture RPR.

63

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

03/31/2024
Main indicators - Cash flows	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Eliminations	Total
Acquisition of property, plant and equipment	68,488	86,396	55,314	68,725	278,923	‐	278,923
Capitalized interest and other items included in property, plant and equipment and provision for ARO	9,067	‐	‐	‐	9,067	‐	9,067
Acquisition of intangible assets	38,460	6,656	57	2,102	47,275	‐	47,275
Payments of contractual assets with customers - exclusivity rights	91,948	‐	‐	‐	91,948	‐	91,948
Acquisition of CBIOS (Note 14)	338,067	‐	‐	‐	338,067	‐	338,067

03/31/2023
Main indicators - Cash flows	Ipiranga (Restated)	Ultragaz	Ultracargo	Others (3) (Restated)	Subtotal Segments	Eliminations	Total
Acquisition of property, plant and equipment	66,786	100,809	11,407	408	179,410	‐	179,410
Capitalized interest and other items included in property, plant and equipment and provision for ARO	10,906	‐	‐	‐	10,906	‐	10,906
Acquisition of intangible assets	32,465	8,891	(512)	763	41,607	‐	41,607
Payments of contractual assets with customers - exclusivity rights	132,442	‐	‐	‐	132,442	‐	132,442
Acquisition of CBIOS (Note 14)	167,527	‐	‐	‐	167,527	‐	167,527

03/31/2024
Assets	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Total
Total assets (excluding intersegment transactions)	23,456,847	4,144,539	3,933,195	5,078,872	36,613,453	36,613,453

12/31/2023
Assets	Ipiranga (Restated)	Ultragaz	Ultracargo	Others (3) (Restated)	Subtotal Segments	Total
Total assets (excluding intersegment transactions)	25,511,804	4,144,983	3,233,270	5,361,917	38,251,974	38,251,974

(3) The “Others” column refers to the parent Ultrapar and the subsidiaries Serma, Imaven Imóveis Ltda. (“Imaven”), Ultrapar International, Ultrapar Empreendimentos, UVC Investimentos, UVC - Fundo de investimento and share of profit (loss) of joint venture RPR.

b. Geographic area information

The subsidiaries generate revenue from operations in Brazil, as well as from exports of products and services to foreign customers, as disclosed below:

	03/31/2024	03/31/2023
Net revenue from sales and services:
Brazil	29,705,047	30,043,666
Europe	20,519	122,362
United States of America and Canada	558,748	358,331
Other Latin American countries	57,957	20,643
Others	53,631	6,751
Total	30,395,902	30,551,753

64

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

26. Risks and financial instruments (Consolidated)

a. Risk management and financial instruments - governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as commodities prices, exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a policy for the management of resources, financial instruments, and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit. The governance of the management of financial risks follows the segregation of duties below.

The execution of the Policy is made by corporate financial board, through its treasury department, with the assistance of the controllership, lax and legal departments.

The monitoring of compliance of the Policy and possible issues is the responsibility of the Financial Risk Committee (“Committee”), which is composed of the CFO, Administration and Control Director and other directors to be designated by the CFO, who meet quarterly. The monthly monitoring of Policy standards is the responsibility of the CFO.

The approval of the Policy and the periodic assessment of Company exposure to financial risks are subject to the approval of the Company’s Board of Directors.

The Audit and Risk Committee (“CAR”) advises the Board of Directors in the assessment of controls effectiveness, and the parameters of management and exposure of the Company to financial risks, and advices the Board of Directors in the assessment of eventual proposals for revision of the Policy. The Risk, Integrity and Audit Director monitors compliance with the Policy and reports to CAR the exposure to the risks and compliance with such Policy and reports any non-compliance with the Policy to the Board of Directors.

b. Currency risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and , therefore, the reference currency for risk management is the Brazilian Real (Company’s functional currency). Currency risk management is guided by neutrality of currency exposures and considers the risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the changes in assets and liabilities in foreign currency.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related.

65

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

b.1 Assets and liabilities in foreign currencies

	03/31/2024	12/31/2023
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	1,740,794	371,474
Foreign trade receivables, net of allowance for expected credit losses	61,186	84,855
Other receivables	749,430	715,877
Other assets of foreign subsidiaries	9,501	152,393
	2,560,911	1,324,599
Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and negative goodwill of notes in the foreign market (1)	(6,094,798)	(5,297,013)
Payables arising from imports	(352,072)	(1,730,426)
Liabilities exposure of subsidiaries held for sale	‐	‐
	(6,446,870)	(7,027,439)

Balance (gross) of foreign currency hedging instruments	3,564,756	5,309,125

Net liability position - total	(321,203)	(393,715)

Net liability position - effect on statement of income	(321,203)	(382,858)
Net liability position - effect on equity	‐	(10,857)

(1) As of March 31, 2024, the amount of negative goodwill of notes in the foreign market was R$ 7,629 (R$ 8,107 as of December 31, 2022=3).

b.2 Sensitivity analysis of assets and liabilities in foreign currency

For the base scenario, the average U.S. dollar rate of R$ 5.0892 (*) was used, based on future market curves as of March 31, 2024 on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement. As of March 31, 2024, the closing rate considered was R$ 4.9962.

66

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

The table below shows the effects of the exchange rate changes on the net liability position of R$ 321,203 in foreign currency as of March 31, 2024:

	Risk	Probable Scenario
Effect on statement of income	Real devaluation	(5,775)
Effect on equity	Real devaluation	(209)
	Net effect	(5,984)

Effect on statement of income	Real appreciation	5,775
Effect on equity	Real appreciation	209
	Net effect	5,984

(*) Average US dollar as of March 31, 2024, according to benchmark rates as published by B3.

c. Interest rate risk

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the DI, as set forth in Note 4. Fundraising primarily relates to debentures and borrowings in foreign currency, as disclosed in Note 15.

The Company seeks to maintain most of its interest financial assets and liabilities at floating rates.

 c.1 Assets and liabilities exposed to floating interest rates

The financial assets and liabilities exposed to floating interest rates are demonstrated below:

	Note	03/31/2024	12/31/2023
DI
Cash equivalents	4.a	3,401,897	5,476,726
Financial investments	4.b	107,440	82,592
Trade receivables - sale of subsidiaries	5.c	214,284	208,487
Loans and debentures	15	(1,843,974)	(1,242,524)
Liability position of foreign exchange hedging instruments - DI	26.h	(3,587,325)	(4,629,475)
Liability position of fixed interest instruments + IPCA - DI	26.h	(3,944,348)	(3,938,201)
Net liability position in DI		(5,652,026)	(4,042,395)

TJLP
Loans – TJLP	15	(1,118)	(1,264)
Net liability position in TJLP		(1,118)	(1,264)

Total net liability position exposed to floating interest		(5,653,144)	(4,043,659)

67

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

c.2 Sensitivity analysis of floating interest rate risk

For the sensitivity analysis of floating rate risks as of March 31, 2024, the Company used the market curves of the benchmark indexes (DI and TJLP) as a base scenario.

The tables below show the incremental expenses and income that would be recognized in finance income, if the market curves of floating interest at the base date were applied to the average balances of the current year, due to the effect of floating interest rate.

		03/31/2024
Exposure to floating interest	Risk	Probable Scenario
Effect on interest of cash equivalents and financial investments	Decrease in DI (i)	(8,020)
Effect on interest of debt in DI	Decrease in DI (i)	3,508
Effect on income of short positions in DI of debt hedging instruments	Decrease in DI (i)	27,290
Incremental revenues/(expenses)		22,778

Effect on interest of debt in TJLP	TJLP decrease	2
Incremental expenses		2

(i) The annual base rate used was 12.65% and the sensitivity rate was 11.42% according to reference rates made available by B3, proportional to the 3 month period to sensitivity analysis.

d. Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, hedging instruments and other receivables (see Note 4), and trade receivables (see Note 5).

d.1 Counterparties credit risk

Such risk results from the inability of counterparties to comply with their financial obligations to the Company and its subsidiaries due to insolvency, in addition to the risk related to the assets which composes an exposure. The Company and its subsidiaries regularly conduct a credit analysis of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, among others, prioritizing security and solidity. The volume of cash and cash equivalents, financial investments, hedging instruments and other assets are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

The Company's policy allows investments in government securities from countries with determined investment grade attributed by specialized credit rating agencies (S&P, Moody’s and Fitch) and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

68

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

The credit risk of financial institutions and governments related to cash and cash equivalents, financial investments and derivative financial instruments as of March 31, 2024, by counterparty rating, is summarized below:

	Fair value
Counterparty credit rating	03/31/2024	12/31/2023
AAA	5,661,108	6,714,493
AA	906,908	408,375
A	4,557	464
Others (*)	34,440	47,231
Total	6,607,013	7,170,563

(*) Refers substantially to investments as minority interest, which are classified as long term investments.

d.2 Customer credit risk

The credit policy establishes the analysis of the profile of each new customer, individually, regarding their financial condition. The credit analysis carried out by the Company’s subsidiaries includes the evaluation of external ratings, when available, interim financial information, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, in a shorter period the greater the risk, depending on the approval of the responsible area in cases of sales that exceed these limits.

In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are individual or corporate customers, whether they are wholesalers, resellers or final customers, considering also the geographic area.

The expected credit losses are calculated by the expected loss approach based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss, with addition of the credit assessment based on experience.

Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

69

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

The Company’s subsidiaries request guarantees related to trade receivables and other receivables in specific situations to customers. The Company’s subsidiaries maintained the following allowance for expected credit losses from its trade receivables and reseller financing:

	03/31/2024	12/31/2023
Ipiranga	361,562	350,375
Ultragaz	120,456	116,583
Ultracargo	1,274	1,301
Others	‐	591
Total	483,292	468,850

	03/31/2024			12/31/2023
	Weighted average rate of losses	Accounting balance	Allowance for expected credit losses	Weighted average rate of losses	Accounting balance	Allowance for expected credit losses
Current	0.6%	4,255,629	24,858	0.5%	4,412,278	24,131
Less than 30 days	3.6%	93,382	3,388	7.6%	61,451	4,683
31-60 days	5.9%	41,725	2,468	4.9%	57,753	2,841
61-90 days	13.0%	22,815	2,973	15.3%	23,845	3,646
91-180 days	32.0%	53,996	17,261	32.9%	47,430	15,609
More than 180 days	52.6%	821,837	432,344	48.8%	856,602	417,940
		5,289,384	483,292		5,459,359	468,850

	03/31/2024	12/31/2023
Brazil	482,788	467,545
Other Latin American countries	171	40
Europe	244	425
Others	89	840
	483,292	468,850

For further information on the allowance for expected credit losses, see Notes 5.a and 5.b.

70

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

e. Commodities price risk

The Company and its subsidiaries are exposed to commodity price risk, due to the fluctuation in prices for diesel and gasoline, among others. These products are traded on the stock exchange and are subjected to the impacts of macroeconomic and geopolitical factors outside the control of the Company and its subsidiaries.

To mitigate the risk of the fluctuation of diesel and gasoline prices, the Company and its subsidiaries permanently monitor the market, seeking the protection of price movements through hedge transactions, using contracts of derivatives traded on the stock exchange and over-the-counter.

The table below shows the sensitivity analysis and positions of derivative financial instruments to hedge commodity price risk as of March 31, 2024 and December 31, 2023:

Derivative	Contract			Volume			Notional amount (USD thousand)		Fair value (R$ thousand)		Possible scenario (∆ of 10% - R$ thousand)
	Position	Product	Maturity	03/31/2024	12/31/2023	Unit	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Commodity forward	Sold	Heating Oil	Aug-24	424,960	182,613	m³	4,298	131,473	4,190	21,918	(240)	(2,308)
Commodity forward	Sold	RBOB	Apr-24	50,558	6,677	m³	2,137	3,807	(1,360)	440	(83)	(11)
Commodity forward	Sold	Gas oil	Apr-24	14,000	‐	tons	11,484	‐	159	‐	59	‐
Commodity forward	Sold	Soybeans	Jun-24	150,000	‐	bushels	1,807	‐	(3)	‐	(907)	‐
Commodity forward	Sold	Soybean Oil	Dec-24	38,760	6,000	pounds	1,840	2,977	4,588	(52)	(470)	22
Commodity forward	Purchased	Soybean Meal	Jun-24	3,300	‐	short ton	1,154	‐	(144)	‐	418	‐
Commodity forward	Purchased	Ethanol	Jul-24	18,000	‐	m³	8,088	‐	1,265	‐	33,544	‐
Commodity forward	-	Sea Freight	-	‐	40,000	tons	‐	1,533	‐	(1,505)	‐	3,428
Commodity forward	Sold	Marine Fuel	Jun-24	23,050	12,330	tons	13,741	8,231	(812)	(99)	(1,278)	1,532
									7,883	20,702	31,043	2,662

71

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

f. Liquidity risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries have sufficient working capital and sources of financing to meet their current needs. The gross indebtedness due over the next twelve months, including estimated interest on loans, totaled R$ 4,562,071 (for quantitative information, see Note 15). As of March 31, 2024, the Company and its subsidiaries had R$ 4,057,012 in cash, cash equivalents, and short-term investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities and leases payable as of March 31, 2024 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash flows, and, therefore, these amounts may be different from the amounts disclosed in the statement of financial position.

	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans, including future contractual interest (1) (2)	15,029,097	4,562,071	4,422,285	3,107,426	2,937,315
Hedging instruments (3)	1,377,663	453,515	439,369	405,933	78,846
Trade payables	4,381,847	4,381,847	‐	‐	‐
Leases payable	2,240,379	419,217	505,129	334,135	981,898
Financial liabilities of customers	319,808	16,011	303,797	‐	‐
Contingent consideration	89,640	‐	‐	89,640	‐
Other payables	204,077	176,343	27,734	-	-

(1) The interest on loans was estimated based on the US dollar futures contracts, Yen futures contracts, Euro futures contracts and on the future yield curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of March 31, 2024.

(2) Includes estimated interest on short-term and long-term loans until the contractually foreseen payment date.

(3) The hedging instruments were estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of March 31, 2024. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

72

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

g. Capital management

The Company manages its capital structure based on indicators and benchmarks to ensure business continuity while maximizing return to shareholders by optimizing its debt and capital structure.

Capital structure is comprised of net debt (loans and financing, including debentures, according to Note 15 and leases payable according to Note 12.b, after deduction of cash, cash equivalents and financial investments, according to Note 4 and equity. The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Annually, the Company and its subsidiaries revise their capital structure, evaluating the cost of capital and the risks associated with each class of capital including the leverage ratio analysis, which is determined as the ratio between net debt and equity.

The leverage ratio at the end of the period is as follows:

	Consolidated
	03/31/2024	12/31/2023
Gross debt (a)	14,429,889	13,291,951
Cash, cash equivalents, and short-term investments (b)	6,607,013	7,170,563
Net debt = (a) - (b)	7,822,876	6,121,388
Equity	14,375,784	14,029,826
Net debt-to-equity ratio	54.42%	43.63%

h. Selection and use of financial instruments

In selecting financial investments and derivative instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk) and with the Company’s supply strategy. The risks identified in the Policy are described in the above sections and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted.

73

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

The table below summarizes the gross balance of the position of derivative instruments contracted as well as of the gains (losses) that affect the equity and the statement of income of the Company and its subsidiaries:

Derivatives designated as hedge accounting

Product	Hedged item	Contracted rates		Maturity	Note	Notional amount [1]	Fair value as of 03/31/2024		Gains (losses) as of 03/31/2024
		Assets	Liabilities			03/31/2024	Assets	Liabilities	Results	Equity
Foreign exchange swap	Financing	USD + 0.00%	53.60% of DI	-	26.i.1	-	‐	‐	5,581	‐
Foreign exchange swap	Financing	USD + 5.47%	110.02% of DI	Sept-25	26.i.1	USD 206,067	‐	(65,532)	14,179	‐
Foreign exchange swap	Financing	EUR + 5.20%	109.44% of DI	Mar-25	26.i.1	EUR 120,147	65	(2,046)	(1,560)	‐
Foreign exchange swap	Financing	JPY + 1.50%	109.30% of DI	Mar-25	26.i.1	JPY 16,324,393	‐	(87,259)	(29,161)	‐
Interest rate swap	Financing	IPCA + 5.03%	102.87% of DI	Jun-32	26.i.1	BRL 3,226,054	597,187	‐	(36,253)	‐
Interest rate swap	Financing	10.48%	103.64% of DI	Jul-27	26.i.1	BRL 615,791	5,808	(3,391)	(8,118)	‐
Commodity forward	Firm commitments	BRL	Heating Oil/ RBOB	May-24	26.i.1	USD 568	3,661	(1,302)	(43,863)	‐
NDF	Firm commitments	BRL	USD	Dec-24	26.i.1	USD 59,103	166	(1,241)	(8,026)	‐
							606,878	(160,771)	(107,221)	‐

Product	Hedged item	Contracted rates		Maturity	Note	Notional amount [1]	Fair value as of 03/31/2023		Gains (losses) as of 03/31/2023
		Assets	Liabilities			03/31/2023	Assets	Liabilities	Results	Equity
Foreign exchange swap	Financing	USD + 0.00%	53.60% of DI	Oct-26	26.i.1	USD 234,000	‐	(34,768)	(30,302)	(4,466)
Foreign exchange swap	Financing	USD + 5.17%	108.37% of DI	Sept-25	26.i.1	USD 331,067	94,512	(61,878)	(96,393)	‐
Foreign exchange swap	Financing	EUR + 5.12%	111.93% of DI	Jan-24	26.i.1	EUR 22,480	‐	(9,322)	(10,097)	‐
Foreign exchange swap	Financing	JPY + 1.50%	109.40% of DI	Mar-25	26.i.1	JPY 12,564,393	‐	(24,409)	(34,389)	‐
Interest rate swap	Financing	IPCA + 5.03%	102.87% of DI	Jun-32	26.i.1	BRL 3,226,054	247,045	(10,316)	72,981	‐
Interest rate swap	Financing	6.47%	99.94% of CDI	Nov-24	26.i.1	BRL 90,000	‐	(9,263)	250	‐
Commodity forward	Firm commitments	BRL	Heating Oil/ RBOB	Apr-23	26.i.1	USD 30,323	2,535	(2,582)	44,613	‐
NDF	Firm commitments	BRL	USD	Jun-23	26.i.1	USD 60,996	5,104	(2,399)	8,822	‐
							349,196	(154,937)	(44,515)	(4,466)

74

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

Derivatives not designated as hedge accounting

Product	Hedged item	Contracted rates		Maturity	Notional amount [1]	Fair value as of 03/31/2024		Gains (losses) as of 03/31/2024
		Assets	Liabilities		03/31/2024	Assets	Liabilities	Results	Equity
Foreign exchange swap	Financing	USD + 0.00%	52.53% of CDI	Jun-29	USD 300,000	201,596	‐	11,775	‐
NDF	Firm commitments	USD	BRL	May-24	USD 68,561	424	(651)	19,685	‐
Commodity forward	Firm commitments	BRL	Heating Oil/ RBOB	Dec-24	USD 137,355	13,942	(7,957)	(1,373)	‐
Interest rate swap	Financing	USD + 5.25%	CDI - 1.36%	Jun-29	USD 300,000	‐	(229,271)	(33,028)	‐
						215,962	(237,879)	(2,941)	‐

Product	Hedged item	Contracted rates		Maturity	Notional amount [1]	Fair value as of 03/31/2023		Gains (losses) as of 03/31/2023
		Assets	Liabilities		03/31/2023	Assets	Liabilities	Results	Equity
Foreign exchange swap	Financing	0.00%	53.0% of CDI	Jun-29	USD 375,000	220,779	(28,231)	(37,631)	‐
NDF	Firm commitments	USD	BRL	Aug-23	USD 1,103,776	77,995	(151,080)	(48,894)	‐
Commodity forward	Firm commitments	BRL	Heating Oil/ RBOB	Nov-23	USD 28,318	5,502	(5,712)	1,803	‐
Interest rate swap	Financing	USD + 5.25%	CDI - 1.36%	Jun-29	USD 300,000	‐	(339,855)	(31,034)	‐
						304,276	(524,878)	(115,756)	‐

1 Currency as indicated.

2 Amounts, net of income tax.

75

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

i. Hedge accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

The Company and its subsidiaries discontinue hedge accounting when the hedging instrument is settled or if the hedged item ceases to exist or the hedge ceases to qualify for hedge accounting due to the absence of an economic relationship between the hedged item and the hedging instrument. The voluntary removal of designation is not permitted.

i.1 Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and US Dollars.

The foreign exchange hedging instruments designated as fair value hedge are:

In thousands, except the DI %	03/31/2024	03/31/2023
Notional amount – US$	206,067	331,067
Result of hedging instruments - gain/(loss) - R$	14,179	(96,393)
Fair value adjustment of debt - R$	3,495	16,631
Financial result of the debt - R$	(46,610)	41,526
Average effective cost - DI %	110	108

Notional amount – EUR	120,147	22,480
Result of hedging instruments - gain/(loss) - R$	(1,560)	(10,097)
Fair value adjustment of debt - R$	(4,718)	(851)
Financial result of the debt - R$	(6,791)	(1,003)
Average effective cost - DI %	109	112

Notional amount – JPY	16,324,393	12,564,393
Result of hedging instruments - gain/(loss) - R$	(29,161)	(34,389)
Fair value adjustment of debt - R$	135	(6,667)
Financial result of the debt - R$	13,202	17,687
Average effective cost - DI %	109	109

76

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

The interest rate hedging instruments designated as fair value hedge are:

In thousands, except the DI %	03/31/2024	03/31/2023
Notional amount – R$	3,226,054	3,226,054
Result of hedging instruments - gain/(loss) - R$	(36,253)	72,981
Fair value adjustment of debt - R$	61,065	(54,958)
Financial result of the debt - R$	(122,613)	(127,485)
Average effective cost - DI %	102.9	102.9

In thousands, except the DI %	03/31/2024	03/31/2023
Notional amount – R$	615,791	90,000
Result of hedging instruments - gain/(loss) - R$	(8,118)	250
Fair value adjustment of debt - R$	6,496	(1,788)
Financial result of the debt - R$	(11,632)	(1,431)
Average effective cost - DI %	103.6	99.9

The foreign exchange hedging instruments and commodities designated as fair value hedge are as described below and are concentrated in subsidiary Ipiranga. The objective of this relationship is to transform the cost of the imported product from fixed to variable until fuel blending, as occurs with the price adopted in its sales. Ipiranga carries out these operations with over-the-counter derivatives that are designated in a hedge accounting relationship, as a fair value hedge in an amount equivalent to the inventories of imported product.

In thousands	03/31/2024	03/31/2023
Notional amount – US$	80,643	91,319
Result of hedging instruments - gain/(loss) - R$	(51,953)	(43,158)
Notional amount – US$	(3,556)	49,199

For further information, see Note 15.

77

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

i.2              Cash flow hedge

The Company and its subsidiaries designate as cash flow hedge, derivative instruments for protection against variations arising from exchange rate changes and for protection of notes in the foreign market.

As of March 31, 2024, no balance was recorded for derivative instruments for exchange rate protection designated as cash flow hedges, referring to notes in the foreign market (US$ 234,000 as of December 31, 2023).

j. Classes and categories of financial instruments and their fair values

The fair value of other financial investments, derivative instruments, financing and leases payable was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of the date of the financial statements. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessarily indicate the amounts that may be realizable.

Financial instruments were classified as financial assets or liabilities measured at amortized cost, except for (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, financial investments classified as measured at fair value through profit or loss and financial investments that are classified as measured at fair value through other comprehensive income (see Note 4.b), (ii) loans and financing measured at fair value through profit or loss (see Note 15), (iii) guarantees to customers that have vendor arrangements (see Note 15), which are measured at fair value through profit or loss, and (iv) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 19). Cash, banks, trade receivables and reseller financing are classified as financial assets measured at amortized cost. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

The financial instruments are classified in the following categories:

(a) Level 1 – prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b) Level 2 – inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c) Level 3 - inputs for assets or liabilities that are not based on observable market variables (unobservable inputs).

78

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

The fair values and the carrying amounts of the financial instruments, including derivative instruments and the hierarchy of fair value for each class of financial instruments, are stated below:

		Carrying value		Fair value
March 31, 2024	Note	Measured at fair value through profit or loss	Measured at amortized cost	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents
Cash and banks	4.a	‐	203,719	‐	‐	‐
Securities and funds in local currency	4.a	‐	3,401,897	‐	‐	‐
Securities and funds in foreign currency	4.a	‐	141,936	‐	‐	‐
Financial investments
Securities and funds in local currency	4.b	‐	107,440	‐	‐	‐
Securities and funds in foreign currency	4.b	‐	1,567,059	‐	‐	‐
Derivative financial instruments and other financial assets	4.b	1,184,962	‐	326,859	858,103	‐
Trade receivables	5.a	‐	4,063,110	‐	‐	‐
Reseller financing	5.b	‐	1,226,274	‐	‐	‐
Trade receivables - sale of subsidiaries	5.c	‐	963,714	‐	‐	‐
Other receivables		-	459,548	-	-	-
Total		1,184,962	12,134,697	326,859	858,103	‐

Financial liabilities:
Financing	15.a	2,234,958	5,201,139	‐	2,234,958	‐
Debentures	15.a	4,634,092	488,454	‐	4,634,092	‐
Foreign exchange, interest rate and commodity hedging instruments	15.a	399,152	-	‐	399,152	‐
Trade payables	16.a	-	3,077,758	‐	‐	‐
Trade payables - reverse factoring	16.b	‐	1,174,646	‐	‐	‐
Subscription warrants – indemnification	19	88,118	‐	‐	88,118	‐
Financial liabilities of customers		‐	277,558	‐	‐	‐
Contingent consideration		114,947	‐	‐	‐	114,947
Other payables		-	194,703	-	-	-
Total		7,471,267	10,414,258	‐	7,356,320	114,947

79

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

		Carrying value		Fair value
December 31, 2023	Note	Measured at fair value through profit or loss	Measured at amortized cost	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents
Cash and banks	4.a	‐	125,152	‐	‐	‐
Securities and funds in local currency	4a	‐	5,476,726	‐	‐	‐
Securities and funds in foreign currency	4.a	‐	323,810	‐	‐	‐
Financial investments
Securities and funds in local currency	4.b	82,592	‐	‐	82,592	‐
Derivative financial instruments and other financial assets	4.b	1,162,283	‐	‐	1,162,283	‐
Trade receivables	5.a	‐	4,269,473	‐	‐	‐
Reseller financing	5.b	‐	1,189,886	‐	‐	‐
Trade receivables - sale of subsidiaries	5.c	‐	924,364	‐	‐	‐
Other receivables		-	393,036	-	-	-
Total		1,244,875	12,702,447	‐	1,244,875	‐

Financial liabilities:
Financing	15.a	1,584,452	4,449,857	‐	1,584,452	‐
Debentures	15.a	4,618,704	488,269	‐	4,618,704	‐
Foreign exchange, interest rate and commodity hedging instruments	15.a	626,735	‐	‐	626,735	‐
Trade payables	16.a	-	4,682,671	‐	‐	‐
Trade payables - reverse factoring	16.b	‐	1,039,366	‐	‐	‐
Subscription warrants – indemnification	19	87,299	‐	‐	87,299	‐
Financial liabilities of customers		‐	308,934	‐	‐	‐
Contingent consideration		112,196	‐	‐	‐	112,196
Other payables		-	190,090	-	-	-
Total		7,029,386	11,159,187	‐	6,917,190	112,196

The fair value of financial instruments, including foreign exchange and interest hedging instruments, was determined as described below:

  The fair value of cash and banks are identical to their carrying values.
  Financial investments in investment funds are valued at the fund unit value as of the date of the financial statements, which corresponds to their fair value.
  Financial investments in CDBs (Bank Certificates of Deposit) and similar instruments offer daily liquidity through repurchase at the “yield curve” and the Company calculates their fair value through methodologies commonly used for mark to market.
  The carrying values of trade receivables, reseller financing, trade receivables - sale of subsidiaries, other receivables, trade payables and trade payables - reverse factoring approximate their fair values and the Company calculates their fair value through methodologies commonly used in the market.
  The balances of subscription warrants - indemnification were measured based on the share price of Ultrapar (UGPA3) as of the date of the financial statements and are adjusted to the Company’s dividend yield, since the exercise is only possible from 2020 onwards and they are not entitled to dividends. The number of shares of subscription warrants – indemnification was also adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014 (see Note 22).
  The fair value calculation of notes in the foreign market of Ultrapar International is based on the quoted price in an active market (see Note 16).
  As a result of the acquisition of Stella GD Intermediação de Geração Distribuída de Energia Ltda, the Company has a contingent consideration (“earnout”), which is determined based on contractual goals set for revenue and accounting net cash flow to be achieved in the year ending December 31, 2026. The Company estimated the fair value of this achievement based on the discounted cash flow method and projections of earnings as estimated by Management.
80

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

27. Commitments (Consolidated)

a. Contracts

Subsidiary Ultracargo Logística has agreements with CODEBA, with Complexo Industrial Portuário Governador Eraldo Gueiros and with Empresa Maranhense de Administração Portuária, in connection with its port facilities in Aratu, Suape and Itaqui, respectively. Such agreements establish a minimum cargo movement, as shown below:

Port	Minimum movement per year	Maturity
Aratu (*)	900,000 ton.	2022
Suape	250,000 ton.	2027
Suape	400,000 ton.	2029
Aratu	465,403 ton.	2031
Itaqui	1,468,105 m3	2049

(*) Contract in the process of being renewed with the appropriate body, being judicialized by favorable decision, until the public entity completes the analysis so that the new amendment is signed.  In a decision by the Ministry of Infrastructure, the investment plans presented by Ultracargo were preliminarily approved, and the Waterway Transport Regulatory Agency (ANTAQ) approved the technical, economic and environmental feasibility study of this extension project.

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of March 31, 2024, these rates were R$ 9.22 and R$ 3.05 per ton for Aratu and Suape, respectively, and R$ 0.98 per m³ for Itaqui. According to contractual conditions and tolerances, as of March 31, 2024, there were no material pending issues regarding the minimum limits of the contract.

28. Acquisition of Interest and Control

a. Serra Diesel Transportador Revendedor Retalhista Ltda.

On September 1, 2023, through the subsidiary Ultrapar Empreendimentos Ltda. the Company acquired 60% of the voting share capital of Serra Diesel Transportador Revendedor Retalhista Ltda. (“Serra Diesel”), qualifying the transaction as a business combination as defined in IFRS 3 (CPC 15 (R1)) – Business Combinations. The acquisition complements Ultrapar's operations in the mobility and liquid fuel distribution segment.

Serra Diesel was established in 2006 and its main activity is the fuel trade carried out by a wholesale carrier-reseller-retailer, with presence in the southern region of Brazil.

The initial payment, including the capital contribution in the amount of R$ 16,193, totaled R$ 21,193. The remaining transaction amount of R$ 5,189 was recorded under “Other payables” and will be paid after the contractual clauses have been fulfilled. The Company, based on applicable accounting standards and supported by an independent appraisal firm, is determining the statement of financial position as at the acquisition date, the fair value of assets and liabilities and, consequently, goodwill. The provisional goodwill determined is R$ 14,217. The purchase price allocation (“PPA”) will be completed in 2024.

81

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

The table below summarizes the provisional balances of assets acquired and liabilities assumed on the acquisition date recognized at fair value, subject to adjustment for purchase price allocation and goodwill determination:

Assets
Cash and cash equivalents	1,719
Trade receivables	28,475
Inventories	9,128
Recoverable taxes	2,551
Other receivables	55
Other investments	298
Right-of-use assets, net	25,500
Property, plant and equipment, net	21,235
Intangible assets, net	11,619
Liabilities
Loans and financing	17,337
Trade payables	26,965
Salaries and related charges	1,933
Taxes payable, income and social contribution taxes payable	376
Leases payable	25,500
Other payables	8,194
Goodwill based on expected future profitability	13,843
Non-controlling interests	8,110
Assets and liabilities consolidated in the opening balance	26,008

Assets acquired	60,348
Liabilities assumed	(48,183)
Goodwill based on expected future profitability	13,843

Acquisition value	26,008

Comprised by
Cash	5,000
Acquisition of ownership interest via capital contribution (as non-controlling interests)	16,193
Contingent consideration to be settled	4,815
Total consideration	26,008

Net cash outflow resulting from acquisition
Initial consideration in cash	5,000
Cash and cash equivalents acquired	(1,719)
Total	3,281

For further details on right-of-use assets and leases payable, property, plant and equipment and intangible assets acquired, see notes 12, 13 and 14, respectively.

82

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended March 31, 2024

29. Events after the reporting period

a. Settlement of trade receivables from sale of subsidiaries - Oxiteno.

On April 1, 2024, the Company received USD 150,000 (equivalent to R$ 755,113 on the transaction date) from Oxiteno S.A. Indústria e Comércio (“Oxiteno”), referring to the final installment from the sale of subsidiary Oxiteno to Indorama.

b. Acquisition of relevant equity participation in Hidrovias

On May 7, 2024, Ultrapar Participações S.A., in compliance with CVM Resolution 44/21 and in addition to the material notice disclosed on March 24, 2024, have informed the conclusion of the acquisition of 128.369.488 shares of Hidrovias do Brasil S.A. (“Hidrovias”), which represent 16.88% of its share capital. In addition, Ultrapar have informed that it owns shares that represent 19.09% of Hidrovias’ share capital, amounting to an ownership position of 35.97%.

c. Amendment and issuing of foreign loans

On April 1, 2024, the subsidiary Ipiranga realized the amendment of the CCB Trade Related loan, maturing on April 2025 (without financial covenants) on the amount of R$ 500,000. In this way, the financial charges of loans became 108.37% CDI and maturing on April 2, 2026, which is expected renegotiation of the rate on April 2, 2025.

On April 25, 2024, the subsidiary Ultracargo Logística realized the issuing of foreign loan (without financial covenants) on the amount of JPY 7,774,436 (equivalent to R$ 258,500 on transaction moment), with financial charges of 1.4350% p.a. and maturing on October 29, 2024. The subsidiary entered into hedging instruments against foreign exchange and interest rate variations on Japanese yen, changing financial charges to 108.10% of DI.

83

1Q24 Earning release

São Paulo, May 8, 2024 – Ultrapar Participações S.A. (“Company” or “Ultrapar”, B3: UGPA3 / NYSE: UGP), a company engaged in energy, mobility and logistics infrastructure through Ultragaz, Ipiranga and Ultracargo, today announces its results for the first quarter of 2024.

Net revenues	Adjusted EBITDA	Recurring Adjusted EBITDA¹
R$ 30 billion	R$ 1.4 billion	R$ 1.3 billion

Net income	Cash consumption from operations	Investments
R$ 455 million	R$ 573 million	R$ 438 million

¹ Accounting adjustments and non-recurring items described in the EBITDA calculation table – page 2

Highlights

  Continuity of great operating results of all main businesses of Ultrapar.
  Conclusion of the acquisition of relevant ownership position in Hidrovias of 17%, totaling approximately 36% of its share capital. The acquisition is aligned with Ultrapar's strategy of expanding its presence in sectors exposed to Brazilian agribusiness, mainly in the Midwest and North regions, investing in companies in which it can contribute with strategic, operational, administrative and financial knowledge.
  Unification of KM de Vantagens loyalty program with abastece aí, as KMV, with the consolidation of the earnings report within Ipiranga.
  Release of the 2023 Sustainability Report in March, with the disclosure of ESG indicators and initiatives in the environmental, social and governance areas.
  Receipt of the last installment from the sale of Oxiteno, in the amount of US$ 150 million (R$ 755 million), on April 1 by Ultrapar.
84

1ST QUARTER OF 2024

Considerations on the financial and operational information

The financial information presented on this document were extracted from the individual and consolidated interim financial information ("Quarterly Information") for the three months period ended on March 31, 2024, and prepared in accordance with the pronouncement CPC 21 (R1) - Interim Financial Reporting and the International Accounting Standard IAS 34 issued by the International Accounting Standards Board ("IASB"), and presented in accordance with the applicable rules for Quarterly Information, issued by the Brazilian Securities and Exchange Commission (“CVM”). The information on Ultragaz, Ultracargo and Ipiranga are presented without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information. Additionally, the financial and operational information is subjected to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct numerical sum of the amounts that precede them.

Information denominated EBITDA (Earnings Before Interests, Taxes on Income and Social Contribution on Net Income, Depreciation and Amortization); Adjusted EBITDA – adjusted by the amortization of contractual assets with customers – exclusive rights; Recurring Adjusted EBITDA – adjusted by non-recurring items; and EBIT (Earnings Before Interest and Taxes on Income and Social Contribution on Net Income) are presented in accordance to Resolution 156, issued by the CVM on June 23, 2022. The calculation of EBITDA based on net income is shown below:

In million of Reais	Quarter
	1Q24	1Q23	4Q23

Net income	455.4	273.8	1,114.0
(+) Income and social contribution taxes	209.1	92.4	523.1
(+) Net financial (income) expenses	282.8	311.6	170.2
(+) Depreciation and amortization	277.7	269.1	318.4

EBITDA	1,225.0	946.9	2,125.7

Accounting adjustment
(+) Amortization of contractual assets with customers - exclusive rights	132.7	132.1	161.6

Adjusted EBITDA	1,357.7	1,079.1	2,287.3

Ultragaz	400.7	384.0	406.4
Ultracargo	165.2	142.4	155.1
Ipiranga	819.1	583.2	1,757.0
Holding and other companies	(42.9)	(30.5)	(55.3)
Extraordinary expenses/provisions and post-closing adjustments from the sales of Oxiteno and Extrafarma	15.6	-	24.2

Non-recurring items that affected EBITDA
(-) Results from disposal of assets (Ipiranga)	(36.5)	(55.9)	(14.2)
(-) Extraordinary tax credits (Ipiranga)	-	-	(563.0)
(-) Extemporaneous tax credits (Ipiranga)	-	-	(19.5)
(-) Extraordinary expenses/provisions and post-closing adjustments from the sales of Oxiteno and Extrafarma	(15.6)	-	(24.2)

Recurring Adjusted EBITDA	1,305.6	1,023.2	1,666.4

Ultragaz	400.7	384.0	406.4
Ultracargo	165.2	142.4	155.1
Ipiranga	782.7	527.3	1,160.2
Holding and other companies	(42.9)	(30.5)	(55.3)

85

1ST QUARTER OF 2024

abastece aí earnings report

At the beginning of 2020, the operation of abastece aí was segregated from Ipiranga with the purpose of developing it as an independent business. However, considering that abastece aí is the main relationship channel with Ipiranga's consumers and the new strategic direction of the company, the segregation of results no longer makes sense.

The management of abastece aí, despite still dedicated to the business, was reintegrated into Ipiranga's ecosystem, similar to what is done with AmPm. This decision aims to optimize the processes and strengthen the relationship with users. From this quarter onwards, the results of abastece aí will once again be consolidated at Ipiranga.

The effects of this change in the results report are detailed in the table below and, to ensure comparability between the periods analyzed, the 2023 figures reflect this new organizational structure.

			In million of Reais
Ipiranga Adjusted EBITDA	Reported EBITDA	abastece aí	Re-presented EBITDA

2020	1,711.7	(41.7)	1,670.1
1Q20	479.9	(4.3)	475.5
2Q20	178.7	(11.5)	167.2
3Q20	565.7	(6.2)	559.5
4Q20	487.5	(19.6)	467.9

2021	2,086.7	(80.4)	2,006.3
1Q21	563.0	(11.1)	551.9
2Q21	421.8	(14.0)	407.9
3Q21	398.1	(22.4)	375.7
4Q21	703.8	(33.0)	670.8

2022	3,068.7	(68.8)	3,000.0
1Q22	619.5	(21.8)	597.7
2Q22	840.0	(14.8)	825.1
3Q22	532.7	(16.5)	516.2
4Q22	1,076.5	(15.6)	1,060.9

2023	4,354.5	(56.7)	4,297.7
1Q23	596.1	(12.9)	583.2
2Q23	478.5	(14.1)	464.4
3Q23	1,513.1	(19.9)	1,493.2
4Q23	1,766.7	(9.7)	1,757.0

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1ST QUARTER OF 2024

In million of Reais

Ultrapar	1Q24	1Q23	4Q23	Δ 1Q24 v 1Q23	Δ 1Q24 v 4Q23
Net revenues	30,396	30,552	33,421	(1%)	(9%)
Adjusted EBITDA	1,358	1,079	2,287	26%	(41%)
Recurring Adjusted EBITDA¹	1,306	1,023	1,666	28%	(22%)
Depreciation and amortization²	410	401	480	2%	(15%)
Financial result	(283)	(312)	(170)	9%	(66%)
Net income	455	274	1,114	66%	(59%)
Investments	438	365	820	20%	(47%)
Cash flow from operating activities	(573)	(711)	1,761	19%	n/a

¹ Non-recurring items described in the EBITDA calculation table – page 2

² Includes amortization of contractual assets with customers – exclusive rights

Net revenues – Total of R$ 30,396 million (-1% vs 1Q23), due to lower revenues at Ultragaz and Ipiranga, attenuated by higher revenues at Ultracargo. Compared to 4Q23, net revenues decreased 9%, mainly due to lower revenues at Ipiranga.

Recurring Adjusted EBITDA – Total of R$ 1,306 million (+28% vs 1Q23), due to the higher EBITDA of the three main businesses, mainly Ipiranga. Compared to 4Q23, recurring Adjusted EBITDA decreased 22%, mainly due to the lower EBITDA of Ipiranga.

Results from the Holding and other companies – Ultrapar recorded a negative result of R$ 43 million from the Holding and other companies, comprised of (i) R$ 40 million of negative EBITDA from the Holding and (ii) R$ 3 million of negative EBITDA from other companies, mainly Refinaria Riograndense. As mentioned on page 3, the abastece aí result began to be consolidated at Ipiranga from this quarter onwards.

Depreciation and amortization – Total of R$ 410 million (+2% vs 1Q23), due to higher investments made over the last 12 months. Compared to 4Q23, total costs and expenses with depreciation and amortization decreased 15%, due to lower amortization of contractual assets at Ipiranga, mainly arising from the one-off adjustment of R$ 48 million related to the change in the contractual assets' methodology in 4Q23.

Financial result – Ultrapar reported net financial expenses of R$ 283 million in 1Q24, an improvement of R$ 29 million compared to 1Q23, mainly reflecting the lower average net debt balance and the lower CDI, partially offset by the negative one-off mark-to-market result of hedges of R$ 48 million in this quarter. Compared to 4Q23, when net financial expenses amounted to R$ 170 million, the difference is mainly explained by the worse one-off mark-to-market result of hedges.

Net income – Total of R$ 455 million (+66% vs 1Q23), as a result of higher EBITDA and lower net financial expenses. Compared to 4Q23, net income decreased 59%, due to lower EBITDA, higher net financial expenses and extraordinary tax credits registered in 4Q23.

Cash flow from operating activities – Consumption of R$ 573 million in 1Q24, compared to the consumption of R$ 711 million in 1Q23, mainly due to higher EBITDA and higher draft discount in 1Q24, attenuated by greater working capital at Ipiranga.

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1ST QUARTER OF 2024

Ultragaz	1Q24	1Q23	4Q23	Δ 1Q24 v 1Q23	Δ 1Q24 v 4Q23
Total volume (000 ton)	402	417	423	(4%)	(5%)
Bottled	253	269	275	(6%)	(8%)
Bulk	149	148	148	0%	0%
Adjusted EBITDA (R$ million)	401	384	406	4%	(1%)
Adjusted EBITDA margin (R$/ton)	997	922	960	8%	4%
Recurring Adjusted LTM EBITDA¹ (R$ million)	1,665	1,343	1,648	24%	1%
Recurring Adjusted LTM EBITDA margin¹ (R$/ton)	966	779	948	24%	2%

1 Does not consider R$ 333 million of extraordinary tax credits in 4Q22

Operational performance – The volume sold by Ultragaz in 1Q24 decreased 4% compared to 1Q23, as a result of a 6% reduction in the bottled, due to lower market demand and the more competitive environment after the pass-through of tax increase in some segments, while the bulk segment remained stable. Compared to 4Q23, the volume sold was 5% lower, reflecting the typical seasonality between periods.

Net revenues – Total of R$ 2,500 million (-5% vs 1Q23), as a result of lower sales volume and the pass-through of LPG cost reductions. Compared to 4Q23, net revenues decreased 2%, mainly due to lower sales volume.

Cost of goods sold – Total of R$ 1,985 million (-7% vs 1Q23), due to LPG cost reductions and lower sales volume, attenuated by higher costs with freight (due to the need to source LPG from more distant supply bases) and greater requalification of bottles. Compared to 4Q23, the cost of goods sold decreased 2%, mainly due to lower sales volume, despite the higher tax burden resulting from the removal of PIS and Cofins tax relief and the increase in single-phase ICMS.

Sales, general and administrative expenses – Total of R$ 211 million (-1% vs 1Q23), due to initiatives to increase operational efficiency and lower sales commission expenses, attenuated by higher personnel expenses (mainly collective bargaining agreement). Compared to 4Q23, sales, general and administrative expenses decreased 10%, as a result of lower expenses with sales commission, personnel, marketing and freight, in line with lower sales volume.

Adjusted EBITDA – Total of R$ 401 million (+4% vs 1Q23), due to initiatives to increase efficiency and productivity, better sales mix, and inflation pass-through, attenuated by lower sales volume. Compared to 4Q23, Adjusted EBITDA decreased 1%, resulting from lower sales volume, partially offset by lower expenses and better sales mix.

Investments – R$ 92 million were invested this quarter, directed mainly towards equipment installed in new customers in the bulk segment, acquisition and replacement of bottles, expansion into new energy solutions and maintenance of existing operations.

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1ST QUARTER OF 2024

Ultracargo	1Q24	1Q23	4Q23	Δ 1Q24 v 1Q23	Δ 1Q24 v 4Q23
Installed capacity¹ (000 m³)	1,067	955	1,067	12%	0%
m³ sold (000 m³)	4,196	3,460	4,276	21%	(2%)
Adjusted EBITDA (R$ million)	165	142	155	16%	7%
Adjusted EBITDA margin (%)	63%	60%	60%	3 p.p.	3 p.p.
Adjusted LTM EBITDA (R$ million)	654	538	631	21%	4%
Adjusted LTM EBITDA margin (%)	63%	59%	62%	3 p.p.	1 p.p.

1 Monthly average

Operational performance – Ultracargo’s average installed capacity grew 12% compared to 1Q23, due to the additions of (i) 90 thousand m³ referring to the 50% stake in Opla as of July, (ii) 12 thousand m³ from the acquisition of the Rondonópolis base from Ipiranga as of September, and (iii) 10 thousand m³ relating to the expansion of the Vila do Conde terminal as of July. The m³ sold increased 21% compared to 1Q23, due to the startup of operations in Opla and Rondonópolis and increased handling of fuels in Santos, Vila do Conde and Aratu, attenuated by lower handling of ethanol in Santos. Compared to 4Q23, the m³ sold decreased 2%, due to lower handling of fuels in Vila do Conde and Suape, attenuated by higher handling of fuels in Rondonópolis.

Net revenues – Total of R$ 263 million (+11% vs 1Q23), due to higher m³ sold and spot sales. Compared to 4Q23, net revenues increased 2%, mainly reflecting higher spot sales.

Cost of services provided – Total of R$ 92 million (+5% vs 1Q23), due to higher personnel and depreciation costs, in line with the higher capacity. Compared to 4Q23, the cost of services provided remained stable.

Sales, general and administrative expenses – Total of R$ 46 million (+16% vs 1Q23), mainly due to higher personnel expenses (collective bargaining agreement) and legal advisory (contractual renewals). Compared to 4Q23, sales, general and administrative expenses decreased 2%, due to lower advisory and consultancy expenses related to expansion projects.

Adjusted EBITDA – Total of R$ 165 million (+16% vs 1Q23), reflecting the higher capacity occupancy with profitability gains, spot sales, and productivity and efficiency gains, despite higher expenses. Compared to 4Q23, there was a 7% increase, due to higher spot sales and lower expenses.

Investments – Investments in the period amounted to R$ 91 million, allocated mainly to the payment of the grant of Vila do Conde terminal, to building the Palmeirante terminal and to projects for higher efficiency, maintenance and operational safety of the terminals.

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1ST QUARTER OF 2024

Ipiranga	1Q24	1Q23	4Q23	Δ 1Q24 v 1Q23	Δ 1Q24 v 4Q23
Total volume (000 m³)	5,583	5,484	6,099	2%	(8%)
Diesel	2,750	2,833	3,162	(3%)	(13%)
Otto cycle	2,745	2,559	2,851	7%	(4%)
Others¹	88	92	86	(4%)	3%
Adjusted EBITDA (R$ million)	819	583	1,757	40%	(53%)
Adjusted EBITDA margin (R$/m³)	147	106	288	38%	(49%)
Non-recurring²	36	56	597	(35%)	(94%)
Recurring Adjusted EBITDA (R$ million)	783	527	1,160	48%	(33%)
Recurring Adjusted EBITDA margin (R$/m³)	140	96	190	46%	(26%)
Recurring Adjusted LTM EBITDA (R$ million)	3,801	2,034	3,546	87%	7%
Recurring Adjusted LTM EBITDA margin (R$/m³)	164	88	153	87%	7%

¹ Fuel oils, arla 32, kerosene, lubricants and greases

² Non-recurring items described in the EBITDA calculation table – page 2

Operational performance – Ipiranga’s sales volume increased 2% compared to 1Q23, with a 7% increase in the Otto cycle, with higher share of ethanol to the detriment of gasoline in the product mix, partially offset by a 3% decrease in diesel. Compared to 4Q23, sales volume decreased 8%, due to a 13% decrease in diesel and 4% in the Otto cycle, mainly due to the typical seasonality between periods.

Net revenues – Total of R$ 27,693 million, stable in relation to 1Q23, mainly due to the pass-through of fuel cost reductions, offset by higher sales volume. Compared to 4Q23, net revenues decreased 10%, as a result of lower sales volume and the pass-through of fuel cost reductions.

Cost of goods sold – Total of R$ 26,313 million (-1% vs 1Q23), mainly due to lower fuel costs, attenuated by higher sales volume. Compared to 4Q23, there was a 7% decrease, due to lower sales volume and lower fuel costs, partially offset by the positive effect of extraordinary tax credits in the amount of R$ 563 million recorded in 4Q23 and higher tax burden resulting from the removal of PIS and Cofins tax relief on diesel and the increase in single-phase ICMS on gasoline and diesel.

Sales, general and administrative expenses – Total of R$ 708 million (+5% vs 1Q23), due to higher personnel expenses (mainly higher headcount and collective bargaining agreement) and provisions for doubtful accounts, partially offset by lower expenses with provision for contingencies. Compared to 4Q23, sales, general and administrative expenses decreased 16%, reflecting the one-off expenses related to the conclusion of the debugging process of the legacy network in 4Q23, in addition to lower marketing and personnel expenses.

Other operating results – Total of negative R$ 165 million, a worsening of R$ 26 million compared to 1Q23, due to higher costs with carbon tax credits. Compared to 4Q23, there was a worsening of R$ 34 million, due to the constitution of R$ 20 million of extemporaneous tax credits in 4Q23 and higher costs with carbon tax credits.

Results from disposal of assets – Total of R$ 36 million (-35% vs 1Q23), due to lower sales of real estate assets. Compared to 4Q23, there was an increase of R$ 22 million, as a result of higher sales of real estate assets.

Recurring Adjusted EBITDA – Total of R$ 783 million (+48% vs 1Q23), as a result of better margins, due to the normalization of the commercial environment and inventory gains in 1Q24, compared to inventory losses in the 1Q23 due to cost reductions, despite the negative effects of (i) higher inventory level in the sector (distribution companies' positioning for the planned tax increases), (ii) tax distortions in 1Q24 (mainly resulting from tax benefits granted in Amapá, revoked in April 2024), and (iii) irregularities in the biodiesel blend in diesel. Compared to 4Q23, there was a 33% decrease, due to lower sales volume and more pressured margins, as a result of greater supply of products in the market, attenuated by lower expenses.

Investments – R$ 185 million were invested in the quarter, directed to the expansion and maintenance of Ipiranga's service stations and franchises network and to logistics infrastructure. Out of the total investments, R$ 19 million refer to additions to fixed and intangible assets, R$ 148 million to contractual assets with customers (exclusive rights) and R$ 18 million of installments from financing granted to customers and advance payments of rentals, net of releases.

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1ST QUARTER OF 2024

 In million of Reais

Ultrapar – Indebtedness	1Q24	1Q23	4Q23
Cash and cash equivalents	6,607	5,125	7,171
Gross debt	(12,958)	(11,801)	(11,768)
Leases payable	(1,472)	(1,583)	(1,524)
Net debt	(7,823)	(8,259)	(6,121)
Net debt/Adjusted LTM EBITDA[1]	1.3x	2.0x	1.1x
Trade payables – reverse factoring (draft discount)	(1,304)	(1,770)	(1,039)
Financial liabilities of customers (vendor)	(278)	(423)	(309)
Receivables from divestments (Oxiteno and Extrafarma)	964	1,098	924
Net debt + draft discount + vendor + receivables	(8,441)	(9,354)	(6,545)
Average cost of gross debt	109% DI	104% DI	108% DI
	DI + 0.9%	DI + 0.5%	DI + 0.9%
Average cash yield (% DI)	97%	96%	99%
Average gross debt duration (years)	3.5	4.3	3.8

¹ Adjusted LTM EBITDA does not include capital gain and closing adjustments from the sales of Oxiteno and Extrafarma, and extraordinary tax credits; furthermore, it does not include the LTM result from Extrafarma since the closing of its sale

Ultrapar ended 1Q24 with a net debt of R$ 7.8 billion (1.3x Adjusted LTM EBITDA), compared to R$ 6.1 billion in December 2023 (1.1x Adjusted LTM EBITDA). The increase in the net debt is mainly due to the payment of dividends in March 2024 and the investment in working capital, resulting from the higher level of working capital at Ipiranga and the seasonal calendar effect of postponing the payments to the beginning of the year, due to the bank holiday at the end of December. The increase in the financial leverage reflects the higher net debt, attenuated by the higher LTM EBITDA.

It is worth mentioning that there are receivables not yet included in Ultrapar's net debt related to the sales (i) of Oxiteno (US$ 150 million received in April 2024), and (ii) of Extrafarma (R$ 183 million, monetarily adjusted by CDI + 0.5% p.a. since August 2022, to be received in August 2024).

91

1ST QUARTER OF 2024

Maturity profile and debt breakdown:

Updates on ESG themes

Ultrapar released, in March, the 2023 Sustainability Report, in line with the GRI, SASB, IIRC and TCFD methodologies, and assured by Deloitte as external audit, with disclosure of ESG indicators and initiatives.

Ultragaz and Ultracargo received the silver medal from Ecovadis for the 2023 cycle, consolidating themselves among the 15% best evaluated companies.

For the third consecutive year, Ultragaz, Ultracargo and Ipiranga acquired renewable energy certificates (I-RECs) for 100% of the energy consumed in their 2023 operations.

The Ultra Institute became part of the Municipal Networks Program, from Parceiros da Educação, in Santos (state of São Paulo). With the investment made by the Institute, the program works to improve basic education, through strategic advice and training of technical teams, directors, coordinators and teachers from municipal and state schools in the city, benefiting more than 17 thousand students from around 40 public schools.

Ultragaz started bioGLP distribution, produced from 100% renewable raw materials, sourced from a test conducted at the fluid catalytic cracking (FCC) unit of Refinaria Riograndense, in which Ultrapar holds a 33% stake. The pilot batch is already being sold to some customers, contributing to the reduction of their carbon emissions. Furthermore, in March, Ultragaz celebrated the graduation of the first class from the course Awakening the Entrepreneur, which was developed in partnership with the Empreende Aí business school and involved the training of around 20 partners and clients, supporting the development of their businesses.

Ultracargo entered into a partnership with University of São Paulo's Department of Mines and Petroleum to develop the Operational Risk Management project for the security area. Throughout the project, meetings will be held to discuss improvements, training and actions to improve operational and safety procedures. Additionally, at the beginning of the year, Ultracargo received 17 female interns selected by the 2024 Internship Program, developed to promote the inclusion of women at all company locations.

Ipiranga released its 2023 Sustainability Report, reinforcing the commitment to transparency and integrity. Furthermore, in March, Ipiranga held its sales convention to an audience of more than 1,500 resellers, with panels on the irregular fuel market and the strategic value of sustainability for the business.

92

1ST QUARTER OF 2024

Capital markets	1Q24	1Q23	4Q23
Final number of shares (000)	1,115,404	1,115,204	1,115,212
Market capitalization¹ (R$ million)	31,756	15,568	29,564
B3
Average daily trading volume (000 shares)	5,366	6,959	6,592
Average daily financial volume (R$ 000)	153,270	90,880	151,512
Average share price (R$/share)	28.56	13.06	22.99
NYSE
Quantity of ADRs² (000 ADRs)	56,388	60,509	52,197
Average daily trading volume (000 ADRs)	1,443	1,596	1,400
Average daily financial volume (US$ 000)	8,361	4,043	6,486
Average share price (US$/ADR)	5.79	2.53	4.63
Total
Average daily trading volume (000 shares)	6,809	8,555	7,992
Average daily financial volume (R$ 000)	194,694	111,871	183,591
1 Calculated on the closing price for the period
2 1 ADR = 1 common share

93

1ST QUARTER OF 2024

Ultrapar's combined average daily financial volume on B3 and NYSE totaled R$ 195 million/day in 1Q24 (+74% vs 1Q23). Ultrapar's shares ended the quarter quoted at R$ 28.47 on B3, an appreciation of 7% in the quarter, while the Ibovespa index depreciated 5%. In NYSE, Ultrapar's shares and the Dow Jones stock index appreciated 6%. Ultrapar ended 1Q24 with a market cap of R$ 32 billion.

UGPA3 x Ibovespa Performance

(Dec 28, 2023 = 100)

1Q24 Conference call

Ultrapar will host a conference call for analysts and investors on May 9, 2024, to comment on the Company’s performance in the first quarter of 2024 and outlook. The presentation will be available for download in the Company’s website 30 minutes prior to the conference call.

The conference call will be transmitted via webcast and held in Portuguese with simultaneous translation into English. The access link is available at ri.ultra.com.br. Please connect 10 minutes in advance.

Conference call in Portuguese with simultaneous translation to English

Time: 11h00 (BRT) / 10h00 (EDT)

94

1ST QUARTER OF 2024

 In million of Reais

ULTRAPAR - Balance sheet	MAR 24	MAR 23	DEC 23

ASSETS

Cash and cash equivalents	3,747.6	4,361.8	5,925.7
Financial investments and derivative financial instruments	309.5	258.3	292.9
Trade receivables and reseller financing	4,206.9	4,266.1	4,426.7
Trade receivables - sale of subsidiaries	963.7	189.4	924.4
Inventories	4,371.9	3,782.5	4,291.4
Recoverable taxes	1,688.2	1,609.4	1,633.3
Prepaid expenses	184.7	173.1	99.9
Contractual assets with customers - exclusive rights	779.2	672.6	787.2
Other receivables	323.3	166.7	267.4
Total Current Assets	16,574.9	15,479.8	18,648.9
Financial investments and hedge derivative financial instruments	2,550.0	505.4	951.9
Trade receivables and reseller financing	599.2	580.9	563.9
Trade receivables - sale of subsidiaries	-	908.2	-
Deferred income and social contribution taxes	1,155.5	947.1	1,255.1
Recoverable taxes	2,548.1	2,608.3	2,966.7
Escrow deposits	1,034.9	967.7	1,032.7
Prepaid expenses	53.4	73.6	73.4
Contractual assets with customers - exclusive rights	1,436.7	1,582.8	1,475.3
Other receivables	306.1	182.1	312.6
Investments in subsidiaries, joint ventures and associates	316.2	118.3	318.4
Right-of-use assets, net	1,671.6	1,830.3	1,711.5
Property, plant and equipment, net	6,494.6	5,955.1	6,387.6
Intangible assets, net	1,872.1	2,068.3	2,553.9
Total Non-Current Assets	20,038.6	18,328.2	19,603.1

TOTAL ASSETS	36,613.5	33,808.0	38,252.0

LIABILITIES

Trade payables	3,077.8	2,861.0	4,682.7
Trade payables - reverse factoring	1,304.1	1,769.7	1,039.4
Loans, financing and derivative financial instruments	2,830.9	1,011.7	1,075.7
Debentures	942.3	725.0	917.6
Salaries and related charges	348.9	330.7	494.8
Taxes payable	251.0	364.2	720.5
Leases payable	314.1	281.9	311.4
Financial liabilities of customers (vendor)	148.1	193.2	157.6
Provision for decarbonization credits	-	338.3	742.0
Other payables	664.2	395.2	1,088.1
Total Current Liabilities	9,881.4	8,271.0	11,229.7

Loans, financing and derivative financial instruments	5,002.1	6,379.4	5,585.4
Debentures	4,182.5	3,684.8	4,189.4
Provision for tax, civil and labor risks	1,241.2	1,066.9	1,258.3
Post-employment benefits	246.8	195.0	241.2
Leases payable	1,158.0	1,301.2	1,212.5
Financial liabilities of customers (vendor)	129.5	229.9	151.3
Other payables	396.3	310.3	354.4
Total Non-Current Liabilities	12,356.3	13,167.5	12,992.5

TOTAL LIABILITIES	22,237.7	21,438.5	24,222.2

EQUITY

Share capital	6,621.8	5,171.8	6,621.8
Reserves	6,996.8	6,715.3	6,991.2
Treasury shares	(470.0)	(479.7)	(470.5)
Others	679.7	484.5	364.1
Non-controlling interests in subsidiaries	547.6	477.7	523.3
Total Equity	14,375.8	12,369.5	14,029.8

TOTAL LIABILITIES AND EQUITY	36,613.5	33,808.0	38,252.0

Cash and cash equivalents	6,607.0	5,125.5	7,170.6
Gross debt	(12,957.8)	(11,800.9)	(11,768.0)
Leases payable	(1,472.1)	(1,583.2)	(1,523.9)
Net debt	(7,822.9)	(8,258.5)	(6,121.4)

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1ST QUARTER OF 2024
		In million of Reais
ULTRAPAR - Income statement	1Q24	1Q23	4Q23

Net revenues from sales and services	30,395.9	30,551.8	33,420.9

Cost of products sold and services provided	(28,334.7)	(28,839.0)	(30,351.9)

Gross profit	2,061.2	1,712.7	3,069.0

Operating revenues (expenses)
Selling and marketing	(569.0)	(511.0)	(641.0)
General and administrative	(440.8)	(453.9)	(545.8)

Results from disposal of assets	36.8	52.8	17.6
Other operating income (expenses), net	(137.8)	(133.2)	(92.7)

Operating income	950.4	667.4	1,807.1

Financial result, net
Financial income	160.2	190.4	207.6
Financial expenses	(443.0)	(502.0)	(377.8)
Share of profit (loss) of subsidiaries, joint ventures and associates	(3.1)	10.4	0.2

Income before income and social contribution taxes	664.6	366.2	1,637.0

Income and social contribution taxes
Current	(87.9)	(139.7)	(582.2)
Deferred	(121.3)	47.3	59.2

Net income	455.4	273.8	1,114.0

Net income attributable to:
Shareholders of Ultrapar	431.5	262.1	1,099.0
Non-controlling interests in subsidiaries	24.0	11.8	15.0

Adjusted EBITDA	1,357.7	1,079.1	2,287.3

Non-recurring[1]	(52.1)	(55.9)	(620.9)

Recurring Adjusted EBITDA	1,305.6	1,023.2	1,666.4

Depreciation and amortization[2]	410.3	401.2	480.0
Total investments[3]	438.4	364.7	819.7
Ratios
Earnings per share (R$)	0.39	0.24	1.00
Net debt / Adjusted LTM EBITDA[4]	1.3x	2.0x	1.1x
Gross margin (%)	6.8%	5.6%	9.2%
Operating margin (%)	3.1%	2.2%	5.4%
Adjusted EBITDA margin (%)	4.5%	3.5%	6.8%
Recurring Adjusted EBITDA margin (%)	4.3%	3.3%	5.0%
Number of employees[5]	9,988	9,923	10,009

1 Non-recurring items described in the EBITDA calculation table – page 2
2 Includes amortization with contractual assets with customers – exclusive rights
3 Includes property, plant and equipment and additions to intangible assets (net of divestitures), contractual assets with customers (exclusive rights), initial direct costs of assets with right of use, contributions made to SPEs (Specific Purpose Companies), payment of grants, financing of clients, rental advances (net of receipts), acquisition of shareholdings and payments of leases
4 Adjusted LTM EBITDA does not include capital gain and closing adjustments from the sales of Oxiteno and Extrafarma, and extraordinary tax credits; furthermore, it does not include LTM result from Extrafarma since the closing of its sale
5 Number of employees for 2023 was revised to reflect new criteria (includes only active employees and employees on leave for up to 12 months)

96

1ST QUARTER OF 2024

In million of Reais

ULTRAPAR - Cash flows	JAN - MAR 2024	JAN - MAR 2023

Cash flows from operating activities

Net income	455.4	273.8
Adjustments to reconcile net income to cash provided (consumed) by operating activities
Share of profit (loss) of subsidiaries, joint ventures and associates	3.1	(10.4)
Amortization of contractual assets with customers - exclusive rights	132.7	132.1
Amortization of right-of-use assets	71.1	75.3
Depreciation and amortization	208.7	196.1
Interest and foreign exchange rate variations	393.0	337.7
Current and deferred income and social contribution taxes	209.1	92.4
Gain (loss) on disposal or write-off of property, plant and equipment, intangible assets and other assets	(72.0)	(52.8)
Equity instrument granted	10.4	5.1
Provision for decarbonization - CBios	182.9	152.8
Other provisions and adjustments	51.0	89.8
	1,645.5	1,292.0
(Increase) decrease in assets
Trade receivables and reseller financing	177.5	403.1
Inventories	(77.2)	1,130.6
Recoverable taxes	(86.3)	(187.3)
Dividends received from subsidiaries and joint ventures	0.9	0.4
Other assets	(137.7)	4.0

Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	(1,340.2)	(2,764.3)
Salaries and related charges	(145.9)	(131.2)
Taxes payable	(4.5)	7.7
Other liabilities	(41.5)	(128.5)

Acquisition of CBios	(338.1)	(167.5)
Payments of contractual assets with customers - exclusive rights	(91.9)	(132.4)
Payment of contingencies	(30.9)	(6.2)
Income and social contribution taxes paid	(102.9)	(31.7)

Net cash provided (consumed) by operating activities	(573.2)	(711.3)

Cash flows from investing activities
Financial investments, net of redemptions	(1,547.0)	302.6
Acquisition of property, plant, equipment and intangible	(326.2)	(221.0)
Cash provided by disposal of investments and property, plant and equipment	89.4	149.6
Net cash consumed by subsidiaries acquisition	-	(47.5)
Investment purchase and sale transactions and other assets	-	(38.1)

Net cash provided (consumed) by investing activities	(1,783.8)	145.5

Cash flows from financing activities
Loans, financing and debentures
Proceeds	1,348.9	1,708.6
Repayments	(136.6)	(1,851.7)
Interest and derivatives paid	(426.6)	(292.3)
Payments of leases	(120.3)	(84.1)
Dividends paid	(437.5)	(108.7)
Proceeds of financial liabilities of customers	-	6.8
Payments of financial liabilities of customers	(40.6)	(47.4)
Capital decrease	-	(0.0)
Related parties	(8.4)	0.4

Net cash provided (consumed) by financing activities	178.9	(668.5)

Effect of exchange rate changes on cash and cash equivalents in foreign currency	-	(25.7)

Increase (decrease) in cash and cash equivalents	(2,178.1)	(1,260.0)

Cash and cash equivalents at the beginning of the period	5,925.7	5,621.8

Cash and cash equivalents at the end of the period	3,747.6	4,361.8

Non-cash transactions:
Addition on right-to-use assets and leases payable	68.3	134.8
Addition on contractual assets with customers - exclusive rights	16.2	49.8
Transfer between trade receivables and property, plant and equipment	4.4	-
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	5.5	0.4
Acquisition of property, plant and equipment and intangible assets without cash effect	9.0	8.5

97

1ST QUARTER OF 2024

 In million of Reais

ULTRAGAZ - Working capital	MAR 24	MAR 23	DEC 23

OPERATING ASSETS
Trade receivables	571.1	547.3	535.9
Non-current trade receivables	15.2	13.6	11.0
Inventories	198.7	164.7	178.2
Taxes	135.4	271.5	125.6
Escrow deposits	256.1	250.8	258.9
Other	115.1	124.2	95.3
Right-of-use assets	154.8	164.2	149.7
Property, plant and equipment / Intangibles	1,733.6	1,619.4	1,721.2

TOTAL OPERATING ASSETS	3,180.0	3,155.7	3,075.7

OPERATING LIABILITIES
Trade payables	236.8	217.7	233.7
Salaries and related charges	101.8	92.8	124.5
Taxes	9.0	14.9	10.5
Judicial provisions	167.3	136.5	162.5
Leases payable	192.4	202.3	188.1
Other	66.1	82.2	61.5

TOTAL OPERATING LIABILITIES	773.4	746.5	780.9

98

1ST QUARTER OF 2024

		In million of Reais
ULTRAGAZ - Income statement	1Q24	1Q23	4Q23

Net revenues	2,499.9	2,640.7	2,555.3

Cost of products sold	(1,985.3)	(2,128.6)	(2,021.5)

Gross profit	514.6	512.1	533.8

Operating expenses
Selling and marketing	(131.1)	(141.3)	(164.8)
General and administrative	(80.4)	(72.3)	(69.4)

Results from disposal of assets	0.3	(0.2)	3.4
Other operating income (expenses), net	4.3	6.1	5.9

Operating income	307.7	304.3	308.9

Share of profit (loss) of subsidiaries, joint ventures and associates	(0.0)	(0.0)	(0.0)

Adjusted EBITDA	400.7	384.0	406.4

Depreciation and amortization[1]	93.0	79.7	97.5

Ratios

Gross margin (R$/ton)	1,281	1,229	1,262
Operating margin (R$/ton)	766	730	730
Adjusted EBITDA margin (R$/ton)	997	922	960

Number of employees[2]	3,536	3,580	3,566
1 Includes amortization with contractual assets with customers - exclusive rights
2 Number of employees for 2023 was revised to reflect new criteria (includes only active employees and employees on leave for up to 12 months)

99

1ST QUARTER OF 2024
		In million of Reais
ULTRACARGO - Working capital	MAR 24	MAR 23	DEC 23

OPERATING ASSETS
Trade receivables	37.8	22.1	32.0
Inventories	12.1	10.3	11.9
Taxes	6.6	7.3	6.7
Other	77.5	81.7	88.1
Right-of-use assets	621.0	649.9	622.8
Property, plant and equipment / Intangibles / Investments	2,221.9	1,780.9	2,194.0

TOTAL OPERATING ASSETS	2,976.9	2,552.2	2,955.5

OPERATING LIABILITIES
Trade payables	55.9	40.4	89.3
Salaries and related charges	32.9	38.8	49.1
Taxes	13.6	7.7	14.9
Judicial provisions	17.5	9.7	16.9
Leases payable	564.9	594.2	593.2
Other[1]	39.0	58.1	35.1

TOTAL OPERATING LIABILITIES	723.8	748.9	798.6
1 Includes the long term obligations with clients account

100

1ST QUARTER OF 2024
		In million of Reais
ULTRACARGO - Income statement	1Q24	1Q23	4Q23

Net revenues	263.2	236.5	257.4

Cost of services provided	(92.1)	(87.7)	(92.4)

Gross profit	171.1	148.8	165.0

Operating expenses
Selling and marketing	(3.6)	(3.6)	(2.3)
General and administrative	(42.2)	(36.0)	(44.2)

Results from disposal of assets	(0.0)	(0.1)	0.0
Other operating income (expenses), net	1.7	(0.2)	(0.4)

Operating income	127.0	109.0	118.1

Share of profit (loss) of subsidiaries, joint ventures and associates	1.5	(0.3)	2.0

Adjusted EBITDA	165.2	142.4	155.1

Depreciation and amortization	36.7	33.7	35.0

Ratios

Gross margin (%)	65.0%	62.9%	64.1%
Operating margin (%)	48.3%	46.1%	45.9%
Adjusted EBITDA margin (%)	62.8%	60.2%	60.2%
Number of employees[1]	843	851	856
1 Number of employees for 2023 was revised to reflect new criteria (includes only active employees and employees on leave for up to 12 months)

101

1ST QUARTER OF 2024
		In million of Reais
IPIRANGA - Working capital	MAR 24	MAR 23	DEC 23

OPERATING ASSETS
Trade receivables	3,614.5	3,751.4	3,860.0
Non-current trade receivables	584.0	567.3	552.9
Inventories	4,161.2	3,607.5	4,101.3
Taxes	3,688.9	3,451.9	4,070.3
Contractual assets with customers - exclusive rights	2,215.0	2,203.6	2,261.3
Other	909.4	663.8	821.8
Right-of-use assets	888.5	1,009.9	931.2
Property, plant and equipment / Intangibles / Investments	4,354.7	4,388.8	5,039.1

TOTAL OPERATING ASSETS	20,416.2	19,644.1	21,637.8

OPERATING LIABILITIES
Trade payables	4,066.4	4,358.1	5,359.2
Salaries and related charges	181.8	149.3	269.2
Post-employment benefits	262.9	208.7	257.5
Taxes	140.6	171.5	141.1
Judicial provisions	429.1	362.7	429.4
Leases payable	706.5	779.4	733.7
Other	929.9	1,112.1	1,843.7

TOTAL OPERATING LIABILITIES	6,717.1	7,141.9	9,033.7

102

1ST QUARTER OF 2024
		In million of Reais
IPIRANGA - Income statement	1Q24	1Q23	4Q23

Net revenues	27,693.3	27,719.1	30,652.2

Cost of products sold and services provided	(26,312.9)	(26,662.3)	(28,280.1)

Gross profit	1,380.4	1,056.8	2,372.1

Operating expenses
Selling and marketing	(434.4)	(366.1)	(473.9)
General and administrative	(273.7)	(307.1)	(364.8)

Results from disposal of assets	36.5	56.0	14.2
Other operating income (expenses), net	(165.1)	(138.7)	(130.9)

Operating income	543.7	301.0	1,416.6

Share of profit (loss) of subsidiaries, joint ventures and associates	(2.1)	(1.9)	(3.4)

Adjusted EBITDA	819.1	583.2	1,757.0

Non-recurring[1]	(36.5)	(55.9)	(596.7)

Recurring Adjusted EBITDA	782.7	527.3	1,160.2

Depreciation and amortization[2]	277.5	284.1	343.7

Ratios

Gross margin (R$/m³)	247	193	389
Operating margin (R$/m³)	97	55	232
Adjusted EBITDA margin (R$/m³)	147	106	288
Recurring Adjusted EBITDA margin (R$/m³)	140	96	190

Number of service stations	5,881	6,526	5,877

Number of employees[3]	5,127	4,990	5,058
1 Non-recurring items described in the EBITDA calculation table – page 2
2 Includes amortization with contractual assets with customers - exclusive rights
3 Number of employees for 2023 was revised to reflect new criteria (includes only active employees and employees on leave for up to 12 months)

103

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

May 8, 2024, at 10:00 a.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1,343, 9th floor, in the City and State of São Paulo, also contemplating participation through Microsoft Teams.

Members in attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Ms. Denize Sampaio Bicudo; (iii) Chief Executive Officer, Mr. Marcos Marinho Lutz; (iv) Chief Financial and Investor Relations Officer, Mr. Rodrigo de Almeida Pizzinatto; (v) other executive officers of the Company, namely, Mrs. Décio de Sampaio Amaral, Leonardo Remião Linden and Tabajara Bertelli Costa; and (vi) the President of the Fiscal Council, Mr. Flavio Cesar Maia Luz.

Matters discussed and resolutions:

1.	After having analyzed and discussed the performance of the Company in the first quarter of the current fiscal year, the respective financial statements were approved.

Notes: The resolutions were approved, with no amendments or qualifications, by all Board Members.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,

held on May 8, 2024)

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

Jorge Marques de Toledo Camargo – Chairman

Marcos Marinho Lutz – Vice-Chairman

Ana Paula Vitali Janes Vescovi

Flávia Buarque de Almeida

Francisco de Sá Neto

José Mauricio Pereira Coelho

Marcelo Faria de Lima

Peter Paul Lorenço Estermann

Denize Sampaio Bicudo – Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2024

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Individual and Consolidated Interim Financial Information as of and for the Quarter Ended March 31, 2024 and Report on Review of Interim Financial Information, 1Q24 Earnings Release, Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on May 8, 2024)